Exhibit 99.1

Patria Investments Limited
Condensed Consolidated Statement of Financial Position(unaudited)
As of March 31, 2026, and December 31, 2025
(In thousands of United States dollars - US$, except earnings per share)

		Unaudited				Unaudited
Assets	Notes	03/31/2026	12/31/2025	Liabilities and equity	Notes	03/31/2026	12/31/2025

Cash and cash equivalents	6	50,881	53,601	Client funds payable	7	25,412	25,868
Short term investments	12(a)	35,970	35,111	Consideration payable from acquisition	21(b)	126,924	118,459
Client funds on deposit and receivable	7	25,412	25,868	Personnel and related contributions payable	15	46,800	58,147
Accounts receivable	8	216,804	118,576	Taxes payable	17	15,499	12,037
Project advances	9	13,702	12,270	Carried interest allocation	23(a)	22,148	19,330
Other current assets	10	15,141	16,058	Loans	16	255,120	-
Recoverable taxes	11	8,980	9,307	Energy trading contracts	12(c)	107,610	117,423
Energy trading contracts	12(c)	129,260	133,281	Other financial instruments	12(c)	3,952	-
Other financial instruments	12(c)	-	1,194	Other current liabilities	18	202,800	63,747

Current assets		496,150	405,266	Current liabilities		806,265	415,011

Accounts receivable	8	95,586	95,392	Energy trading contracts	12(c)	33,929	32,456
Deferred tax assets	19	19,807	20,749	Consideration payable from acquisition	21(b)	105,307	65,975
Other non-current assets	10	14,113	10,068	Carried interest allocation	23(a)	6,705	8,315
Long-term investments	12(b)	47,126	44,527	Loans	16	-	174,868
Energy trading contracts	12(c)	49,345	46,217	Gross obligation under put option	21(c)	56,762	24,577
Property and equipment	13	44,428	42,367	Other non-current liabilities	18	87,243	88,125
Intangible assets	14	1,006,252	824,151	Deferred tax liabilities	19	59,511	52,363
Other financial instruments	12(c)	6,749	6,372
Non-current assets		1,283,406	1,089,843	Non-current liabilities		349,457	446,679

				Total liabilities		1,155,722	861,690

				Capital	29(a)	16	16
				Additional paid-in capital	29(b)	608,764	589,404
				Capital reserves	29(d)	27,557	46,646
				Other reserves	29(f) / 4(a)	(49,644)	-
				Treasury shares	29(g)	(12,683)	-
				Cumulative translation adjustment	29(h)	(17,429)	(24,316)
				Equity attributable to the owners of the Company		556,581	611,750
				Non-controlling interests	29(i) / 4(a)	67,253	21,669

				Equity		623,834	633,419

Total assets		1,779,556	1,495,109	Total liabilities and equity		1,779,556	1,495,109

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

Patria Investments Limited
Condensed Consolidated Statement of Income (unaudited)
For the three-month periods ended March 31, 2026, and 2025
(In thousands of United States dollars - US$, except earnings per share)

		Three-month periods ended March 31
	Notes	2026	2025

Net revenue from services	22	97,069	79,567

Personnel expenses	23	(46,901)	(29,068)
Deferred consideration expenses		(1,395)	(741)
Amortization of intangible assets	24	(9,254)	(9,936)
General and administrative expenses	25	(14,992)	(12,045)
Other income	26	4,072	4,038
Other expenses	26	(3,002)	(3,388)
Finance income	27	5,364	3,778
Finance expense	27	(21,730)	(17,601)

Net income before income tax		9,231	14,604

Income tax (expense)/income	28	(4,627)	1,954

Net income for the period		4,604	16,558
Attributable to:
Owners of the Company		2,173	15,664
Non-controlling interests	29(i)	2,431	894

Basic earnings per share	29(e)	0.01354	0.09903
Diluted earnings per share	29(e)	0.01340	0.09791

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

Patria Investments Limited
Condensed Consolidated Statement of Comprehensive Income (unaudited)
For the three-month periods ended March 31, 2026, and 2025
(In thousands of United States dollars - US$)

	periods ended March 31
	2026	2025

Net income for the period	4,604	16,558
Items that are or may be reclassified to net income
Currency translation adjustment	3,927	27,530

Total comprehensive income	8,531	44,088
Attributable to:
Owners of the Company	9,060	43,297
Non-controlling interests	(529)	791

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

Patria Investments Limited
Condensed Consolidated Statement of Comprehensive Income (unaudited)
For the three-month periods ended March 31, 2026, and 2025
(In thousands of United States dollars - US$)

	Notes	Capital	Additional paid-in capital	Capital reserves	Other Reserves	Retained earnings	Cumulative translation adjustment	Treasury shares	Equity attributable to owners of the Parent	Non-controlling interests	Total Equity

Balance on December 31, 2024		15	527,239	22,041	-	-	(68,217)	-	481,078	9,854	490,932

Cumulative translation adjustment		-	-	-	-	1,001	26,632	-	26,633	(103)	27,530
Net income for the period		-	-	-	-	15,664	-	-	15,664	894	16,558
Dividends declared	29(c)	-	(6,924)	-	-	(16,665)	-	-	(23,589)	-	(23,589)
Share-based incentive plan	29(d)	-	-	3,583	-	-	-	-	3,583	-	3,583
Bonus share plan		-	-	(11,628)	-	-	-	-	(11,628)	-	(11,628)
Capital issuance	29(b)	1	52,783	-	-	-	-	-	52,784	-	52,784

Balance on March 31, 2025		16	573,098	13,996	-	-	(41,585)	-	545,525	10,645	556,170

Balance on December 31, 2025		16	589,404	46,646	-	-	(24,316)	-	611,750	21,669	633,419
Cumulative translation adjustment		-	-	-	-	-	6,887	-	6,887	(2,959)	3,928
Net income for the period		-	-	-	-	2,173	-	-	2,173	2,431	4,604
Dividends declared	29(c)	-	(21,909)	-	-	(2,173)	-	-	(24,082)	-	(24,082)
Share-based incentive plan	29(d)	-	-	3,465	-	-	-	-	3,465	-	3,465
Bonus share plan	29(d)	-	22,554	(22,554)	-	-	-	-	-	-	-
Capital issuance	29(b)	-	18,715	-	-	-	-	-	18,715	-	18,715
Gross obligation	21(f)	-	-	-	(49,644)	-	-	-	(49,644)	16,632	(33,012)
Non-controlling interest	30	-	-	-	-	-	-	-	-	29,480	29,480
Purchase of treasury shares	29(g)	-	-	-	-	-	-	(12,683)	(12,683)	-	(12,683)

Balance on March 31, 2026		16	608,764	27,557	(49,644)	-	(17,429)	(12,683)	556,581	67,253	623,834

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

Patria Investments Limited
Condensed Consolidated Statement of Cash Flows (unaudited)
For the three-month periods ended March 31, 2026, and 2025
(In thousands of United States dollars - US$)

		Three-month period ended March 31
	Note	2026	2025
Cash flows from operating activities
Net income for the period		4,604	16,558
Adjustments to net income for the period
Depreciation and amortization	24 & 25	11,126	11,232
Loan fees amortized	16	1,454	196
Financial investment income	27	(1,433)	(490)
Unrealized (gains)/losses on long-term investments	27	821	5,007
Unrealized (gains)/losses on warrant liability	27	—	1,102
Unrealized fair value adjustments on energy trading contracts	26	(4,072)	(2,165)
Unrealized (gains)/losses on asset-linked receivable	27	—	(3,053)
Unrealized (gains)/losses on other financial instruments	27	(1,614)	929
Unrealized (gains)/losses on total return swap	27	5,311	—
Consideration payable on acquisition adjustments	27	4,382	1,665
Gross obligation under put adjustments	26	—	1,103
Interest expense on asset-backed payable	27	1,102	—
Interest expense on accounts receivable	27	—	3,087
Interest expense on loans	27	3,483	3,529
Interest expense on lease liabilities	27	430	363
Deferred income taxes expense	28	(734)	(6,149)
Current income taxes expense	28	5,361	4,195
Share based incentive plan	23	3,465	3,583
Deferred consideration expense		1,395	741
Other		(3)	563

Changes in operating assets and liabilities
Accounts receivable		(71,762)	89,466
Asset-backed payable		68,374	—
Projects advances		(1,673)	(2,966)
Recoverable taxes		408	(172)
Personnel and related taxes		(10,455)	(24,300)
Carried interest allocation		1,305	(801)
Taxes payable		3,504	110
Payment of income taxes		(5,361)	(3,305)
Energy trading contracts		(5,328)	(2,943)
Other assets and liabilities		24,812	4,171
Payment of placement agent fees	14	(7,463)	(1,184)
Net cash provided by operating activities		31,439	100,072

Cash flows from investing activities
Decrease (increase) in short term investments		(612)	(9,146)
Decrease (increase) in long-term investments		(3,493)	3,260
Deposit into SPAC trust account		—	(205)
Acquisition of property and equipment		(3,001)	(2,180)
Acquisition of software and computer programs	14	(595)	(84)
Acquisition of contractual rights		(581)	—
Acquisition of subsidiaries, net of cash acquired	30	(53,704)	(1,078)

Net cash used by investing activities		(61,986)	(9,433)

Cash flows from financing activities
Proceeds from loans	16	191,800	55,396
Repayment of loans	16	(115,798)	(91,011)
Interest paid on loans	16	(190)	(3,803)
Payment of loan fees	16	(612)	(31)
Dividends paid to the Company’s shareholders	29(c)	(24,082)	(23,589)
Treasury shares	29(g)	(12,683)	—
Deposits into SPAC trust account - Commitment subject to possible redemption	21(c)	—	205
Payment of consideration payable from acquisitions		(7,277)	(26,012)
Total return swap		(2,554)	—
Lease payments	21(a)	(1,188)	(905)
Interest paid on lease liabilities	21(a)	(430)	(363)
Net cash (used)/provided in financing activities		26,986	(90,113)

Foreign exchange variation on cash and cash equivalents in foreign currencies		841	2,126

Increase/(Decrease) in cash and cash equivalents		(2,720)	2,652
Cash and cash equivalents at the beginning of the period	6	53,601	33,418
Cash and cash equivalents at the end of the period	6	50,881	36,070
Increase/(Decrease) in cash and cash equivalents		(2,720)	2,652
Non-cash operating, investing and financing activity
Acquisitions of contractual rights		78,880	—
Adjustment to goodwill	14	12,095	—
Company Class A common shares issued	29(b)	41,269	(52,783)
Additions to and disposal of right-of-use	13	468	124
Gross obligation adjustments		(826)	—
Consideration payable from acquisitions		67,865	—
Contingent consideration payable from acquisition		—	—
NCI recognized in business combination	30	29,480	—
Gross obligation under put option recognized	21(c)	33,011	—
Interest earned on SPAC trust account subject to redemption		—	551
Increase in deferred tax liability and corresponding increase in goodwill		—	58,230

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

Patria Investments Limited

Notes to the unaudited condensed consolidated interim financial statements

As of March 31, 2026, and December 31, 2025, and for the three-month periods ended March 31, 2026, and 2025

(Amounts in thousands of United States dollars - US$, except where otherwise stated)

1.	General information

Patria Investments Limited (“Patria”) is a public holding company headquartered in the Cayman Islands. Patria’s shares trade on the Nasdaq Global Select Market under the ticker PAX. It is controlled by Patria Holdings Limited.

Patria and its subsidiaries (the “Company”) is a global alternative investment firm focused on middle-market opportunities in resilient sectors, offering strategies across private equity, infrastructure, credit, real estate, and public equities. These strategies are delivered through multiple structures, including closed-end and open-end funds, permanent capital vehicles, interval funds, and separately managed accounts.

The Company operates investment offices across Latin America and Europe, including Montevideo, São Paulo, Bogotá, Medellín, Edinburgh, and Santiago. It also maintains client-coverage offices in major global financial centers—New York, London, Dubai, and Hong Kong—alongside its corporate office in Grand Cayman, Cayman Islands.

The consolidated annual financial statements of the Company as at and for the year ended 31 December 2025 are available on the Company’s website.

2.	Presentation of financial statements

a.	Statement of compliance and basis of preparation

The unaudited condensed consolidated interim financial statements were prepared in accordance with IAS 34 - Interim Financial Reporting issued by the International Accounting Standards Board ("IASB"). These unaudited condensed consolidated interim financial statements should be read together with the consolidated financial statements as of and for the years ended December 31, 2025, 2024 and 2023 (“Consolidated Financial Statements”).

The accounting policies adopted are consistent with those of the previous financial year and corresponding interim reporting period.

The unaudited condensed consolidated interim financial statements are presented in United States dollars (USD), the functional currency of the Company and all amounts are rounded the nearest thousand USD, unless otherwise stated.

The board of directors approved the unaudited condensed consolidated interim financial statements on July 27, 2026.

3.	Segment information

The Company operates through a single reportable operating segment, namely asset management. The Company’s executive directors collectively function as the Chief Operating Decision Maker (“CODM”), responsible for allocating resources and assessing performance that is in line with the Company’s global strategy, which is based on six verticals: private equity, infrastructure, credit, public equities, real estate and global private markets solutions.

Patria Investments Limited

Notes to the unaudited condensed consolidated interim financial statements

As of March 31, 2026, and December 31, 2025, and for the three-month periods ended March 31, 2026, and 2025

(Amounts in thousands of United States dollars - US$, except where otherwise stated)

4.	Material accounting policies

These unaudited condensed consolidated interim financial statements were prepared in accordance with policies, accounting practices, and methods for determining estimates consistent to the accounting policies and estimates adopted in the preparation of the annual Consolidated Financial Statements for the year ended December 31, 2025. The Company has not early adopted any standard, interpretation or amendment that has been issued but is not yet effective. Amendments applicable for the first time in 2026 do not have a material impact on the unaudited condensed consolidated interim financial statements of the Company.

5.	Legal Structure

Consolidation and subsidiaries

The unaudited condensed consolidated interim financial statements include the entities listed below, which are the Company's direct or indirect subsidiaries:

Equity interest (direct or indirect) (%)
Subsidiaries		Principal Activities	Country of Incorporation	Functional Currency	March 31, 2026	December 31, 2025

Patria Finance Ltd.		Asset management & administration	KY	USD	100.00%	100.00%
Patria Brazilian Private Equity III, Ltd.		Investment fund manager	KY	USD	100.00%	100.00%
PBPE General Partner IV, Ltd.		Investment fund manager	KY	USD	100.00%	100.00%
PBPE General Partner V, Ltd.		Investment fund manager	KY	USD	100.00%	100.00%
Patria Brazilian Private Equity General Partner VI, Ltd.		Investment fund manager	KY	USD	100.00%	100.00%
Patria Brazil Real Estate Fund General Partner II, Ltd.		Investment fund manager	KY	USD	100.00%	100.00%
Patria Brazil Real Estate Fund General Partner III Ltd.		Investment fund manager	KY	USD	100.00%	100.00%
Patria Brazil Retail Property Fund General Partner, Ltd.		Investment fund manager	KY	USD	100.00%	100.00%
Patria Investments UK Ltd.		Investor relations, marketing & administration	UK	GBP	100.00%	100.00%
Patria Investments US LLC		Investor relations, marketing & administration	US	USD	100.00%	100.00%
Patria Investments Broker Dealer Inc.		Investor relations & administration	US	USD	100.00%	100.00%
Patria Investments Colombia S.A.S.		Advisory, investor relations & marketing	CO	COP	100.00%	100.00%
Infrastructure II GP, Ltd.		Investment fund manager	KY	USD	100.00%	100.00%
Infrastructure III SLP Ltd.		Investment fund manager & advisory	KY	USD	100.00%	100.00%
Patria Infrastructure General Partner IV Ltd.		Investment fund manager	KY	USD	100.00%	100.00%
Patria Investimentos Ltda. ("PILTDA")	(e)	Asset management & administration	BR	BRL	100.00%	100.00%
Patria Gestão de Recursos Ltda.		Asset management & administration	BR	BRL	100.00%	100.00%
Flypr Investimentos S.A.		Asset management & administration	BR	BRL	100.00%	100.00%
Patria Investments Latam S.A.		Holding company	UY	USD	100.00%	100.00%
Patria Investments Uruguay Agente de Valores S.A.		Broker, advisory, investor relations & marketing	UY	USD	100.00%	100.00%
Patria Investments Cayman Ltd.		Holding company	KY	USD	100.00%	100.00%
Patria Investments Hong Kong, Ltd.		Investor relations, marketing & administration	CN	HKD	100.00%	100.00%
Patria Consulting Beijing Ltd.		Investor relations & administration	CN	CNY	100.00%	100.00%
Platam Investments Brazil Ltda.		Asset management & administration	BR	BRL	100.00%	100.00%
Patria Constructivist Equity Fund General Partner II, Ltd.		Investment fund manager	KY	USD	100.00%	100.00%
PI General Partner V Ltd.		Investment fund manager	KY	USD	100.00%	100.00%
PPE General Partner VII, Ltd.		Investment fund manager	KY	USD	100.00%	100.00%
PI Renewables General Partner, Ltd.		Investment fund manager	KY	USD	100.00%	100.00%
Patria SPAC LLC		Holding company & SPAC Sponsor	KY	USD	100.00%	100.00%
Patria Latin American Opportunity Acquisition Corp.	(h)	SPAC	KY	USD	100.00%	100.00%
Moneda Asset Management SpA (“MAM I”)		Holding company	CH	CLP	100.00%	100.00%
Moneda Corredores de Bolsa Limitada (“MCB”)		Broker	CH	CLP	100.00%	100.00%
Moneda S.A. Administradora General De Fondos (“MAGF”)		Asset management	CH	CLP	100.00%	100.00%

Patria Investments Limited

Notes to the unaudited condensed consolidated interim financial statements

As of March 31, 2026, and December 31, 2025, and for the three-month periods ended March 31, 2026, and 2025

(Amounts in thousands of United States dollars - US$, except where otherwise stated)

Equity interest (direct or indirect) (%)
Subsidiaries		Principal Activities	Country of Incorporation	Functional Currency	March 31, 2026	December 31, 2025
Moneda II SpA (“MAM II”)		Holding company	CH	USD	100.00%	100.00%
Moneda International Inc.		Investment fund manager	BV	USD	100.00%	100.00%
Moneda USA Inc.		Advisory	US	USD	100.00%	100.00%
Moneda Investments S.A.C.		Asset management	PE	PEN	100.00%	100.00%
Patria VBI Real Estate Gestão de Carteiras Ltda. (“VBI”)	(g)	Asset management	BR	BRL	100.00%	100.00%
Patria VBI Administração Fiduciaria e Gestão Ltda	(g)	Administration	BR	BRL	100.00%	100.00%
Igah Partners LLC	(i)	Asset management	US	USD	100.00%	100.00%
e.Bricks Ventures III GP, LLC		Investment fund manager	KY	USD	100.00%	100.00%
Igah Carry Holding Ltd		Carry vehicle	KY	USD	100.00%	100.00%
PEVC I General Partner IV, Ltd.	(i)	Holding company	KY	USD	42.92%	42.92%
Patria Real Estate Latam S.A.S		Holding company	UY	USD	98.90%	98.90%
Patria Private Equity Latam S.A.S		Holding company	UY	USD	100.00%	100.00%
VBI Holding Ltda (formerly NewCo BlueMacaw Partner Ltda.)	(g)	Holding company	BR	BRL	100.00%	100.00%
Patria VBI Asset Management Ltda.	(a)(g)	Asset management	BR	BRL	100.00%	100.00%
KMP I Holding		Holding company	KY	USD	100.00%	100.00%
Patria High Growth Gestora de Recursos Ltda. (formerly “Kamaroopin Ltda”)		Asset management	BR	BRL	100.00%	100.00%
Hanuman GP Cayman, LLC (“Hanuman”)		Asset management	KY	USD	100.00%	100.00%
Pat HoldCo Mexico S. de R.L. de C.V.		Holding company	MX	MXN	100.00%	100.00%
Pat Inmuebles HoldCo Mexico S. de R.L. de C.V.		Holding company	MX	MXN	100.00%	100.00%
Pat HoldCo Servicios Corporativos S. de R.L. de C.V.	(b)	Holding company	MX	MXN	51.00%	100.00%
Patria Investments Argentina S.A.		Holding company	AR	USD	100.00%	100.00%
Patria VBI Securities Ltda. (formerly “Bari Gestao De Recursos Ltda.”)	(a)(g)	Asset management	BR	BRL	100.00%	100.00%
Patria Asset Management S.A. (“PAM”)		Asset management	CO	COP	50.74%	50.74%
Move Capital S.A.	(g)	Asset management	BR	BRL	100.00%	100.00%
SH Manco Holding Ltda.	(k)	Holding company	BR	BRL	75.00%	75.00%
Patria Acquisitions Limited		Holding company	UK	GBP	100.00%	100.00%
Patria Energía Participações Ltda.	(c)	Holding company	BR	BRL	100.00%	100.00%
Tria Comercializadora de Energía S.A.	(c)	Energy trading company	BR	BRL	58.82%	58.82%
Tria Energia Varejista Ltda.		Energy trading company	BR	BRL	58.82%	58.82%
Bali Energia Comercializadora de Energia Ltda.	(j)	Energy trading company	BR	BRL	58.82%	58.82%
Tria Energy Colombia S.A.S.	(j)	Energy trading company	CO	COP	80.00%	80.00%
Patria Holding Financeira Ltda.	(j)	Holding company	BR	BRL	100.00%	100.00%
Patria Distribuidora de Títulos e Valores Mobiliários Ltda.		Dormant	BR	BRL	100.00%	100.00%
Patria Europe 1 (GP) Limited	(d)	Investment fund manager	UK	GBP	100.00%	100.00%
Patria Europe 2 Limited	(d)	Holding company	UK	GBP	100.00%	100.00%
Patria Private Equity (Europe) Limited	(d)	Asset management	UK	GBP	100.00%	100.00%
Patria CP Holdings Limited	(d)	Asset management	UK	GBP	100.00%	100.00%
Patria Capital Partners LLP	(d)	Asset management	UK	GBP	100.00%	100.00%
Nexus Capital Partners S.A.S	(f)	Asset management	CO	COP	100.00%	100.00%
Patria Portfolio Investments Limited		Holding company	KY	USD	100.00%	100.00%
PCF General Partner LTD.		Asset management	KY	USD	100.00%	100.00%
Patria CIV GP		Asset management	KY	USD	100.00%	100.00%
Patria CIV PE VII GP		Asset management	KY	USD	100.00%	100.00%
Patria Infrastructure Latam Multistrategy SMA I GP, Ltd.		Asset management	KY	USD	100.00%	100.00%
Brazilian Private Equity Feeder General Partner III, Ltd.		Asset management	KY	USD	100.00%	100.00%
PBPE General Partner III (M), Ltd.		Asset management	KY	USD	100.00%	100.00%
PBPE General Partner III-A (C), Ltd.		Asset management	KY	USD	100.00%	100.00%
PBPE General Partner III-B (I), Ltd.		Asset management	KY	USD	100.00%	100.00%
PI Feeder General Partner II (I), Ltd.		Asset management	KY	USD	100.00%	100.00%
PI General Partner II (M), Ltd.		Asset management	KY	USD	100.00%	100.00%
PI General Partner II-2 (C), Ltd.		Asset management	KY	USD	100.00%	100.00%
PIFACI-B General Partner, Ltd.		Asset management	KY	USD	100.00%	100.00%
Latam Core I GP		Asset management	KY	USD	100.00%	100.00%
Brazilian Alphaville Investments GP, L.L.C.		Asset management	US	USD	100.00%	100.00%
Brazilian Real Estate Investments GP, L.L.C.		Asset management	US	USD	100.00%	100.00%
Brazilian Real Estate Investments III GP, L.L.C.		Asset management	US	USD	100.00%	100.00%
Brazilian Real Estate Opportunities III GP, L.L.C.		Asset management	US	USD	100.00%	100.00%
Infrastructure Fund III GP, L.L.C.		Asset management	US	USD	100.00%	100.00%
Infrastructure Investments III GP, L.L.C.		Asset management	US	USD	100.00%	100.00%
Infrastructure Opportunities III GP, L.L.C.		Asset management	US	USD	100.00%	100.00%
P2 Brasil Private Infrastructure Fund II GP, L.L.C.		Asset management	US	USD	100.00%	100.00%
P2 Infrastructure Opportunities GP, L.L.C.		Asset management	US	USD	100.00%	100.00%
Patria Alphaville GP, L.L.C.		Asset management	US	USD	100.00%	100.00%
Patria Brazil RE Fund II GP, L.L.C.		Asset management	US	USD	100.00%	100.00%
Patria Brazil RE Fund III GP, L.L.C.		Asset management	US	USD	100.00%	100.00%
Private Equity Fund IV GP, LLC		Asset management	US	USD	100.00%	100.00%
Private Equity Fund V General Partner, LLC		Asset management	US	USD	100.00%	100.00%
Private Equity Investments IV GP, LLC		Asset management	US	USD	100.00%	100.00%
Private Equity Investments V General Partner, LLC		Asset management	US	USD	100.00%	100.00%
Private Equity Opportunities IV GP, LLC		Asset management	US	USD	100.00%	100.00%
Private Equity Opportunities V General Partner, LLC		Asset management	US	USD	100.00%	100.00%
Brazil Retail Property Opportunities General Partner, LLC		Asset management	US	USD	100.00%	100.00%
P2 Infrastructure Investments GP, L.L.C.		Asset management	US	USD	100.00%	100.00%
Solis Investimentos Limited (“Solis”)		Asset management	BR	BRL	51.00%	— %

Patria Investments Limited

Notes to the unaudited condensed consolidated interim financial statements

As of March 31, 2026, and December 31, 2025, and for the three-month periods ended March 31, 2026, and 2025

(Amounts in thousands of United States dollars - US$, except where otherwise stated)

Equity interest (direct or indirect) (%)
Subsidiaries	Principal Activities	Country of Incorporation	Functional Currency	March 31, 2026	December 31, 2025
Iter Gestora de Recursos LTDA (“Iter”)	Asset management	BR	BRL	51.00%	— %
GPMS GP Commitment I GP LTD.	Asset management	KY	USD	100.00%	100.00%
GPMS (Founder Partner Ignis Private Equity) Limited (No: SC539322)	Asset management	UK	USD	100.00%	100.00%
GPMS (Founder Partner Ignis Strategic Credit) Limited (No: SC539324)	Asset management	UK	USD	100.00%	100.00%
GPMS (General Partner 2016 Co-Investment) Limited (No: SC546491)	Asset management	UK	GBP	100.00%	100.00%
GPMS (General Partner CPP) Limited (No: SC272870)	Asset management	UK	EUR	100.00%	100.00%
GPMS (General Partner EC) Limited (SC473807)	Asset management	UK	EUR	100.00%	100.00%
GPMS (General Partner ESF I) Limited (No: SC386260)	Asset management	UK	EUR	100.00%	100.00%
GPMS (General Partner ESP 2004) Limited (No: SC227033)	Asset management	UK	EUR	100.00%	100.00%
GPMS (General Partner ESP 2006) Limited (No: SC272871)	Asset management	UK	EUR	100.00%	100.00%
GPMS (General Partner ESP 2008) Limited (No: SC293352)	Asset management	UK	EUR	100.00%	100.00%
GPMS (General Partner ESP CAL) Limited (No: SC293350)	Asset management	UK	EUR	100.00%	100.00%
GPMS (General Partner II) Limited (No: SC215737)	Asset management	UK	EUR	100.00%	100.00%
GPMS (General Partner NASF I) Limited (No SC335259)	Asset management	UK	USD	100.00%	100.00%
GPMS (General Partner NASP 2006) Limited (No: SC272867)	Asset management	UK	USD	100.00%	100.00%
GPMS (General Partner NASP 2008) Limited (No: SC293348)	Asset management	UK	USD	100.00%	100.00%
GPMS (General Partner Pearl Private Equity) Limited (No: SC522698)	Asset management	UK	USD	100.00%	100.00%
GPMS (General Partner Pearl Strategic Credit) Limited (No: SC522699)	Asset management	UK	USD	100.00%	100.00%
GPMS (General Partner SOF I) Limited (No: SC453038)	Asset management	UK	USD	100.00%	100.00%
GPMS (General Partner SOF II) Limited (No: SC473788)	Asset management	UK	USD	100.00%	100.00%
GPMS (General Partner SOF III) Limited (No: SC525381)	Asset management	UK	USD	100.00%	100.00%
GPMS (General Partner Tidal Reach) Limited (No: SC272869)	Asset management	UK	EUR	100.00%	100.00%
GPMS (General Partner USA) Limited (No: SC227032)	Asset management	UK	USD	100.00%	100.00%
GPMS (General Partner) Limited (No: SC184075)	Asset management	UK	EUR	100.00%	100.00%
GPMS (CI General Partner) Limited (No: SC642069)	Asset management	UK	EUR	100.00%	100.00%
GPMS (General Partner 2019 European PE A Carry) Limited (No: SC618609)	Asset management	UK	EUR	100.00%	100.00%
GPMS (General Partner 2019 European PE B) Limited (No: SC614813)	Asset management	UK	USD	100.00%	100.00%
GPMS (General Partner PE2) Limited (No: SC592629)	Asset management	UK	EUR	100.00%	100.00%
GPMS (General Partner SOF IV) Limited (No: SC613248)	Asset management	UK	USD	100.00%	100.00%
GPMS (SOF E GP) Limited (No: SC636495)	Asset management	UK	USD	100.00%	100.00%
Ignis Cayman GP2 Limited (No: 271124)	Asset management	KY	USD	100.00%	100.00%
Ignis Cayman GP3 Limited	Asset management	KY	USD	100.00%	100.00%
ASI (General Partner 2019 European PE A) S.a.r.l.	Asset management	Lux	EUR	100.00%	100.00%
GPMS APAC Private Equity 4 GP Limited	Asset management	KY	USD	100.00%	100.00%
GPMS (General Partner SOF V) Sarl	Asset management	Lux	EUR	100.00%	100.00%
Brain Co-Invest General Partner LLP (No: SO307684)	Asset management	UK	EUR	100.00%	100.00%
GPMS (Executives General Partner) LLP (No SO308178)	Asset management	UK	USD	100.00%	100.00%
GPMS (General Partner Acropolis) LLP (No: SO308033)	Asset management	UK	EUR	100.00%	100.00%
GPMS (General Partner Light) LLP (No: SO308004)	Asset management	UK	EUR	100.00%	100.00%
GPMS (General Partner Unit) LLP (No: SO308088)	Asset management	UK	EUR	100.00%	100.00%
GPMS ACP LLP (No: SO304824)	Asset management	UK	EUR	100.00%	100.00%
GPMS GP 1 LLP (No: SO305095)	Asset management	UK	EUR	100.00%	100.00%
GPMS GP 2 LLP (No: SO305096)	Asset management	UK	GBP	100.00%	100.00%
GPMS GP 3 LLP (No: SO306181)	Asset management	UK	EUR	100.00%	100.00%
GPMS (General Partner PCPF I) LLP (No. SO308244)	Asset management	UK	USD	100.00%	100.00%
FALCON Co-Invest General Partner LLP (No. SO308245)	Asset management	UK	EUR	100.00%	100.00%
GPMS (General Partner Fire Horse) LLP (SO308310)	Asset management	UK	EUR	100.00%	100.00%

Currencies: "USD" United States dollars, "BRL" Brazilian Real, "GBP" Pound Sterling, "CLP" Chilean peso, "COP" Colombian peso, "HKD" Hong Kong dollar, “ARS” Argentine Peso, “MXN” Mexican Peso, “PEN” Peruvian Sol, “CNY” China Yuan.

Geography: "KY" Cayman Islands, "BR" Brazil, "CO" Colombia, "CH" Chile, "UK" United Kingdom, "US" United States, “BV” British Virgin Islands, “MX” Mexico, “AR” Argentina, “UY” Uruguay, “HK” Hong Kong, “PE” Peru, “CN” China.

(a)	On January 2, 2026, the Company acquired 51% controlling interest in Solis Investimentos Limited (“Solis”), a Brazilian investment manager specializing in structuring and management of Collateralized Loan Obligations (“CLOs). At the same date, Solis acquired 100% controlling interest in Iter Gestora de Recursos Ltda (“Iter”), an investment manager with similar business activities. See note 30.

(b)	On February 2, 2026, the Company acquired 100% interest in RBR Gestão de Recursos Ltda. ("RBR"), a Brazilian investment manager overseeing twelve funds, eleven of which are listed Real Estate Investment Trusts (“REITs”) primarily focused on credit and multi-asset strategies. The acquisition solidifies our position as one of the leading manager of listed REITs in Brazil, while further enhancing our scale in strategically critical credit and multi-asset strategies. See note 30. In February 2026, RBR was fully incorporated into PILTDA.

Patria Investments Limited

Notes to the unaudited condensed consolidated interim financial statements

As of March 31, 2026, and December 31, 2025, and for the three-month periods ended March 31, 2026, and 2025

(Amounts in thousands of United States dollars - US$, except where otherwise stated)

6.	Cash and cash equivalents

	March 31, 2026	December 31, 2025
Cash at bank and on hand	45,924	48,410
Short-term deposits and shares of mutual funds (a)	4,957	5,191
Cash and cash equivalents	50,881	53,601

(a)	Short-term deposits and shares of mutual funds are cash equivalents held for the purpose of meeting short-term cash commitments with maturities of three months or less from the date of acquisition and subject to insignificant risk of changes in value.

7.	Client funds on deposit and client funds payable

	March 31, 2026	December 31,2025
Client funds on deposit	14,628	17,307
Other receivables from clients (a)	10,784	8,561
Client funds on deposit and other receivables	25,412	25,868
Client funds payable (a)	25,412	25,868
Client funds payable	25,412	25,868

(a)	Other receivables from clients and client funds payable are unsettled trades from brokerage activities for client transactions that are entered into and recorded on the date of the transaction.

8.	Accounts receivable

Amounts receivable from customers relate to management fees, incentive fees, placement fees, performance fees, reimbursement of expenses from investment funds, and financial advisory services. The Company has not recorded write-offs or allowances for uncollectible accounts receivable for the periods presented in these unaudited condensed consolidated interim financial statements.

	March 31, 2026	December 31, 2025
Current (a)	216,804	118,576
Non-current (b) (c)	95,586	95,392
Accounts receivable	312,390	213,968

(a)	Current accounts receivable for March 31, 2026, includes US$138 million (December 31, 2025: US$43.3 million) for Tria due to increased energy trading.

(b)	Non-current accounts receivable includes US$76.8 million for PBPE Fund IV that relates to a postponed collection of management fees. The balance of US$76.8 million is expected to be received in June 2027, subject to the timing of the realization of underlying investment fund assets and the estimated cash needs of the investment funds. This receivable has been sold with recourse, see note 18.

(c)	In addition to (b) above, non-current accounts receivable as of March 31, 2026, include the Lavoro asset-linked receivable of US$15.4 million (December 31, 2025: US$15.4 million). No interest is charged on the asset-linked receivable as the receivable is accounted for at fair value.

9.	Project advances

	March 31, 2026	December 31, 2025
Current	13,702	12,270
Project advances	13,702	12,270

Project advances are comprised of recoverable advances made by the Company for the development process of new investment funds and the capture of non-capitalized investment funds. In both cases, the amounts are subject to reimbursement as provided for in the respective agreements between the Company and investment funds.

Patria Investments Limited

Notes to the unaudited condensed consolidated interim financial statements

As of March 31, 2026, and December 31, 2025, and for the three-month periods ended March 31, 2026, and 2025

(Amounts in thousands of United States dollars - US$, except where otherwise stated)

10.	Other assets

	March 31, 2026	December 31, 2025
Advances to employees	-	2,260
Advances to suppliers	6,881	5,981
Investment funds receivable (a)	1,206	2,283
Prepaid expenses (b)	5,108	3,870
Unamortized fund structuring costs (c)	938	774
Other current assets	1,008	890
Other current assets	15,141	16,058

Prepaid expenses (b)	143	136
Unamortized fund structuring costs (c)	7,794	6,643
Deposits on lease agreements (d)	2,482	2,558
Investment in associate	38	36
Other non-current assets	3.656	695
Other non-current assets	14,113	10,068

(a)	The investment funds receivable is comprised of unsettled trades on the Company's proprietary trading portfolio.

(b)	Prepaid expenses are comprised of IT related services and insurance. These costs will be recognized as an expense in the period the services are received from suppliers.

(c)	Unamortized fund structuring costs represent the cost incurred in the set-up of funds that are amortized over the life of the respective funds.

(d)	Deposits on lease agreements are subject to reimbursement at the end of the lease contract period. No interest is accrued on these deposits.

11.	Recoverable taxes

	March 31, 2026	December 31, 2025
Income tax recoverable	7,058	7,439
Other recoverable taxes	1,922	1,868
Recoverable taxes	8,980	9,307

Recoverable taxes consist mainly of income taxes paid in advance to tax authorities in Brazil, the United Kingdom and Chile.

12.	Investments

a.	Short-term investments

	March 31, 2026	December 31, 2025
Securities (a)	35,970	35,111
Short-term investments	35,970	35,111

(a)	Securities are liquid investment funds, with portfolios holding term deposits, equities, government bonds, and other short-term liquid securities.

Patria Investments Limited

Notes to the unaudited condensed consolidated interim financial statements

As of March 31, 2026, and December 31, 2025, and for the three-month periods ended March 31, 2026, and 2025

(Amounts in thousands of United States dollars - US$, except where otherwise stated)

b.	Long-term investments

	March 31, 2026	December 31, 2025
KMP Growth Fund II (Cayman), LP (“KMP Growth Fund II”)	23,143	23,144
AgroFibra Mexico	2,984	3,048
Patria Infrastructure Fund V, L.P.	2,729	2,628
Patria Infra Crédito FIDC	2,421	2,369
Lavoro Agro Fi Nas Cadeias Produtivas Agroindustriais Fiagro Direitos Creditorios	1,418	1,731
Patria Infra Energia Core FIP EM Infraestrutura	1,712	1,667
Lavoro Agro Limited	94	1,065
Igah Ventures IV	830	782
Other investments	11,795	8,093
Long-term investments	47,126	44,527

The following is the breakdown of long-term investments by region:

	March 31, 2026	December 31, 2025
Brazil	35,459	33,963
Mexico	2,984	3,048
Other	8,683	7,516
Balance	47,126	44,527

Single investments held through investment funds are allocated in accordance with the country of incorporation of underlying investments.

c.	Energy trading contracts and Other financial instruments

Other financial instruments are comprised of fair value adjustments on options, warrants, energy trading contracts and total return swap arrangements.

•	Energy trading contracts – fair value adjustments are determined based on energy prices published by BBCE – Balcão Brasileiro de Comercialização de Energia. Fair value changes together with realized gains and losses are recognized in other income/(expenses).

•	Options – option contracts provide the holder with the right to acquire an instrument at a predetermined price at a future date. The fair value of option arrangements is determined using a Monte Carlo simulation model, with changes in fair value recognized in finance income or finance expense.

•	Warrants – warrant liabilities contain features that qualify as embedded derivatives. The fair value of warrants is determined using a Monte Carlo simulation model, with changes in fair value recognized in finance income or finance expense.

•	Total return swap – fair value adjustments are based on the fluctuation in the PAX shares price less the cost incurred on the swap plus dividends receivable on the shares (if declared but unpaid). The fair value adjustments on the swap are recognized in finance income or finance expense.

Patria Investments Limited

Notes to the unaudited condensed consolidated interim financial statements

As of March 31, 2026, and December 31, 2025, and for the three-month periods ended March 31, 2026, and 2025

(Amounts in thousands of United States dollars - US$, except where otherwise stated)

Below is the composition of other financial instruments (assets and liabilities) by type of instrument, notional, fair value and maturity as of March 31, 2026, and December 31, 2025.

	March 31, 2026
Financial instruments	Notional	Fair Value	%	Up to 3 months	From 4 to 12 months	Above 12 months
Assets
Energy trading contracts	651,976	178,605	96	39,895	88,719	49,991
Tria call option (a)	53,397	6,749	4	-	-	6,749
Total	705,373	185,354	100	39,895	88,719	56,740

Liabilities
Energy trading contracts	618,051	141,539	84	37,542	70,068	33,929
Total return swap	26,385	3,952	2	-	3,952	-
Total	644,436	145,491	100	37,542	74,020	56,427

	December 31, 2025
Financial instruments	Notional	Fair Value	%	Up to 3 months	From 4 to 12 months	Above 12 months
Assets
Energy trading contracts	622,759	179,498	96	38,102	95,179	46,217
Tria call option (a)	53,397	6,372	3	-	-	6,372
Total return swap	22,050	1,194	1	-	1,194	-
Total	698,206	187,064	100	38,102	96,373	52,589

Liabilities
Warrants – SPAC	132,250	-	-	-	-	-
Energy trading contracts	562,219	149,879	100	32,465	84,958	32,456
Total	694,469	149,879	100	32,465	84,958	32,456

(a)	The Tria call option forms part of the share purchase agreement entered on April 2, 2024, and provides the Company with the option to buy the remaining 33.33% share in Tria from non-controlling shareholders. Further details disclosed in note 21(c).

13.	Property and equipment

	Three-month period ended March 31, 2026
Changes in cost	Opening balance	Additions	Disposals	Business combination	Transfers	CTA(*)	Closing balance

Furniture and fixtures	2,787	9	-	172	-	34	3,002
Building improvements	16,019	119	-	114	-	176	16,428
Work-in-progress	8,429	2,323	-	-	-	250	11,002
Office equipment	7,344	107	-	250	-	172	7,873
Right-of-use assets (a)	33,774	468	-	240	-	99	34,581

Total - Cost of fixed assets	68,353	3,026	-	776	-	731	72,886

	Three-month period ended March 31, 2026
Changes in accumulated depreciation	Opening balance	Additions	Disposals	Business combination	Transfers	CTA(*)	Closing balance

(-) Furniture and fixtures	(1,545)	(48)	-	(36)	-	(20)	(1,649)
(-) Building improvements	(6,853)	(356)	-	-	-	(88)	(7,297)
(-) Office equipment	(5,287)	(228)	-	(129)	-	(127)	(5,771)
(-) Right-of-use assets (a)	(12,302)	(1,241)	-	(165)	-	(34)	(13,741)

Total - Accumulated depreciation	(25,986)	(1,873)	-	(330)	-	(269)	(28,458)

Property and equipment, net	42,367	1,153	-	446	-	462	44,428

Patria Investments Limited

Notes to the unaudited condensed consolidated interim financial statements

As of March 31, 2026, and December 31, 2025, and for the three-month periods ended March 31, 2026, and 2025

(Amounts in thousands of United States dollars - US$, except where otherwise stated)

	2025
Changes in cost	Opening balance	Additions	Disposals	Transfers	CTA(*)	Closing balance

Furniture and fixtures	2,337	250	—	—	200	2,787
Building improvements	11,778	3,174	—	—	1,067	16,019
Work-in-progress	1,581	6,595	—	—	253	8,429
Office equipment	6,302	465	(59)	—	636	7,344
Right-of-use assets (a)	29,243	2,194	—	—	2,337	33,774
Total - Cost of property and equipment	51,241	12,678	(59)	—	4,493	68,353

Changes in accumulated depreciation	Opening balance	Additions	Disposals	Transfers	CTA(*)	Closing balance

(-) Furniture and fixtures	(1,249)	(165)	—	—	(131)	(1,545)
(-) Building improvements	(5,105)	(1,329)	51	—	(470)	(6,853)
(-) Office equipment	(4,061)	(849)	58	—	(433)	(5,285)
(-) Right-of-use assets (a)	(8,204)	(4,297)	975	—	(777)	(12,303)
Total - Accumulated depreciation	(18,619)	(6,640)	1,084	—	(1,811)	(25,986)
Property and equipment, net	32,622	6,038	1,025	—	2,682	42,367

(*) CTA – Cumulative translation adjustment

As of March 31, 2026, and December 31, 2025, there was no indication that any of these assets were impaired.

(a)	The Company is a lessee in lease agreement for which the underlying assets are the office spaces located in different jurisdictions (refer to note 21 (a)).

(b)	The following is a breakdown of the total Property and equipment assets by region:

	March 31, 2026	December 31, 2025
Brazil	14,529	11,700
Cayman Islands	8,996	8,405
Chile	4,974	5,427
Colombia	2,888	2,800
United Kingdom	10,289	11,155
United States of America	2,563	2,658
Other	189	222
Balance	44,428	42,367

Property and equipment assets are allocated based on where the assets are located, and include leasehold improvements, and right-of-use lease assets.

14.	Intangible assets and goodwill

	Three-month period ended March 31, 2026
Changes in costs	Opening balance	Additions	Business Combinations	CTA(*)	Closing Balance

Placement agents (a)	57,970	7,463	-	2,599	68,032
Contractual rights (b)	378,871	70	159,011	7,812	545,764
Non-contractual customer relationships (c)	82,397	-	-	1,894	84,291
Software	13,337	595	-	236	14,168
Brands (c)	19,395	-	-	44	19,439
Goodwill (d)	440,125	-	12,095	1,891	454,111
Non-compete –GPMS & Nexus	5,963	-	-	(57)	5,906
Other	88	(1)	-	6	93
Total - Cost of intangible assets	998,147	8,127	171,106	14,425	1,191,805

Patria Investments Limited

Notes to the unaudited condensed consolidated interim financial statements

As of March 31, 2026, and December 31, 2025, and for the three-month periods ended March 31, 2026, and 2025

(Amounts in thousands of United States dollars - US$, except where otherwise stated)

Changes in accumulated amortization	Opening balance	Additions	Business combinations	CTA(*)	Closing Balance

(-) Placement agents (a)	(36,481)	(538)	-	(266)	(37,285)
(-) Contractual rights (b)	(61,972)	(3,104)	-	1,512	(63,564)
(-) Non-contractual customer relationships (c)	(52,535)	(3,635)	-	(3,124)	(59,294)
(-) Software	(5,703)	(551)	-	(631)	(6,885)
(-) Brands (c)	(14,148)	(961)	-	157	(14,952)
(-) Non-compete	(3,156)	(464)	-	49	(3,571)
(-) Other	(1)	-	-	(1)	(2)
Total - Accumulated amortization	(173,996)	(9,253)	-	(2,304)	(185,553)

Intangible assets, net	824,151	(1,126)	171,106	12,121	1,006,252

	2025
Changes in costs	Opening balance	Additions	Business combinations	CTA(*)	Closing Balance

Placement agents (a)	53,400	2,415	—	2,154	57,969
Contractual rights (b)	281,119	37,737	—	20,691	339,547
Non-contractual customer relationships (c)	110,782	—	—	10,939	121,721
Software	8,453	4,378	—	506	13,337
Brands (c)	17,998	—	—	1,398	19,396
Goodwill (d)	355,958	—	61,225	22,943	440,126
Non-compete – GPMS & Nexus	5,480	—	—	483	5,963
Other	—	85	—	3	88
Total - Cost of intangible assets	833,190	44,615	61,225	59,117	998,147

	2025
Changes in accumulated amortization	Opening balance	Additions	Business combinations	CTA(*)	Closing Balance

(-) Placement agents (a)	(33,419)	(2,696)	—	(366)	(36,481)
(-) Contractual rights (b)	(48,516)	(15,716)	—	2,260	(61,972)
(-) Non-contractual customer relationships (c)	(35,957)	(13,886)	—	(2,692)	(52,535)
(-) Software	(3,412)	(1,914)	—	(377)	(5,703)
(-) Brands (c)	(9,815)	(3,693)	—	(640)	(14,148)
(-) Non-compete – GPMS & Nexus	(1,205)	(1,801)	—	(150)	(3,156)
(-) Other	—	(1)	—	—	(1)
Total - Accumulated amortization	(132,324)	(39,707)	—	(1,965)	(173,996)
Intangible assets, net	700,866	4,908	61,225	57,152	824,151

(*) CTA – Cumulative translation adjustment

As of March 31, 2026, and December 31, 2025, there was no impairment indication for any of these assets.

(a)	Placement agent costs represent amounts capitalized in connection with placement agent agreements entered into during the fundraising stage. These assets are amortized over the estimated life of the respective investment funds. In the event of early liquidation of an investment fund, the amortization period is adjusted accordingly.

The remaining balance, as of March 31, 2026, is expected to be amortized as shown below:

	2026	2027	2028	2029	2030	2031	2032	2033	2034	2035-2055	Total
Placement agent fees	3,946	3,297	3,242	3,239	3,234	3,160	2,393	1,571	1,396	5,267	30,745

Patria Investments Limited

Notes to the unaudited condensed consolidated interim financial statements

As of March 31, 2026, and December 31, 2025, and for the three-month periods ended March 31, 2026, and 2025

(Amounts in thousands of United States dollars - US$, except where otherwise stated)

(b)	Additions to contractual rights during the three-month period ended March 31, 2026 primarily relate to the acquisitions of Solis and Iter, completed on January 2, 2026, and RBR, completed on February 2, 2026. The remaining balance relates to acquisitions completed in prior years.

Amortization period
Intangible asset	P2 Group	Blue Macaw	Bari	Move	PAM	GPMS	CSHG	Nexus	RBR	Iter	Solis
Contractual rights	8-12 years	3-20 years	19 years	17 years	22 years	6-26 years	31-33 years	17 years	19 years	16 years	16 years

(c)	Non-contractual customer relationships refer to client relationships of Moneda, VBI, Igah and Kamaroopin. VBI customer relationships have a longer expected amortization period based on the nature of the capital structure of the underlying investment funds consisting of permanent capital. Brands refer to Moneda, VBI and Kamaroopin brands acquired through business combination. The table below summarizes the amortization period:

Intangible asset	Amortization period
	Moneda	VBI	Igah	Kamaroopin
Non-contractual customer relationships	9 years	29 years	3 years	5 years
Brands	5 years	8 years	-	8 years

(d)	The following goodwill additions for the three-month period ended March 31, 2026 relate to:

i.	Solis and Iter

Goodwill recognized in connection with the acquisitions of Solis and Iter amounted to US$9.6 million and US$2.0 million, respectively

ii.	RBR

Goodwill recognized in connection with the acquisition of RBR amounted to US$ 0.5 million.

Impairment considerations:

The Company performs its annual impairment assessment in December. On a quarterly basis, management evaluates whether any indicators of impairment exist that could suggest that the carrying amount of a cash-generating unit ("CGU") may not be recoverable. The recoverable amounts of cash generating units ("CGUs") are based on value-in-use ("VIU") that is calculated using discounted cash flow models. Cash flow projections used in discounted cash flow models incorporate the most recent business plans, revenue generation, and the cost structure associated with each CGU after considering product-level pipelines, historical fundraising cycles, investor behavior, and macro-economic conditions. For the period ended March 31, 2026 there was no impairment indicators therefore no impairment test was performed. Refer to Note 14 in our annual financial statements for full disclosure of our annual impairment test.

Patria Investments Limited

Notes to the unaudited condensed consolidated interim financial statements

As of March 31, 2026, and December 31, 2025, and for the three-month periods ended March 31, 2026, and 2025

(Amounts in thousands of United States dollars - US$, except where otherwise stated)

The following reflects the composition of goodwill as of March 31, 2026, and December 31, 2025, (including the effects of CTA) included in intangible assets allocated per acquisition:

	March 31, 2026	December 31, 2025
Credit	162,887	152,524
GPMS	100,281	101,464
Infrastructure	2,728	2,750
Private Equity	36,766	36,391
Public Equities	48,120	48,515
Real Estate	94,971	90,453
Energy trading	8,358	8,029
Balance	454,111	440,126

(e)	The following is the breakdown of intangible assets by region:

	March 31, 2026	December 31, 2025
Brazil (i)	439,382	254,780
Cayman Islands	216,483	215,231
Chile (ii)	112,758	117,270
Colombia (iii)	82,802	81,308
Mexico	4,318	4,127
United Kingdom (iv)	148,884	149,258
United States of America	538	32
Other	1,087	2,145
Balance	1,006,252	824,151

Intangible assets are allocated based on where the assets are located and include acquired intangible assets. For acquired intangible assets, the Company considers that the location of the intangibles is best reflected by the manager’s location of those assets.

Goodwill and intangible assets acquired allocated to Brazil include the impact from business combinations with Solis, Iter and RBR.

15.	Personnel and related taxes payable

	March 31, 2026	December 31, 2025
Personnel and related taxes	11,034	7,667
Accrued vacation and related charges	5,377	4,546
Employee profit sharing (a)	30,389	45,934
Personnel and related taxes payable - current liabilities	46,800	58,147

(a)	The Company recognizes a provision for payment of profit sharing to employees, according to conditions approved by management, which is recorded as personnel expenses in the condensed consolidated statement of income.

16.	Loans

The Company has entered into several credit agreements with leading financial institutions through Patria Finance Ltd. ("PFL") as the counterparty and the Company as guarantor.

On December 1, 2023, PFL entered an unsecured credit facility with Banco Santander S.A. The revolving credit facility is due in April 2028 with an annual interest rate of SOFR plus 2.5%. Total drawdowns of US$273.3 million were made on the renewed credit facility with total repayments of US$247.8 million. The balance of US$25.5 million is outstanding on March 31, 2026.

Patria Investments Limited

Notes to the unaudited condensed consolidated interim financial statements

As of March 31, 2026, and December 31, 2025, and for the three-month periods ended March 31, 2026, and 2025

(Amounts in thousands of United States dollars - US$, except where otherwise stated)

On October 11, 2023, PFL entered two standby letters of credit (SBLCs) with Mizuho Bank, Ltd. and Citibank, N.A., each for GBP 11.0 million (a total of GBP 22.0 million). The SBLCs charge an annual interest rate of 2.5% and have a maturity date of June 30, 2026. The Company has not drawn down on either SBLC as of March 31, 2026.

On January 31, 2024, PFL entered two term loans with Mizuho Bank, Ltd. and Citibank, N.A., each for US$38.0 million (a total of US$76.0 million). Both term loans carry interest of SOFR plus 2.5% on an annual basis and each has a maturity date of January 31, 2027. During the period January 1, 2024, to December 31, 2024, the Company drew down US$76.0 million, which remains payable on March 31, 2026.

On August 21, 2023, Moneda Asset Management (MAM) entered a working capital facility with Banco de Chile for CLP 5.0 billion (US$5.2 million). The credit facility carries interest of Tasa Bancária Nominal + 3.60%, per annum and was renewed on November 5, 2025, for a term of 11 months. No drawdowns were made under the facility as of March 31, 2026.

On December 6, 2024, the Company entered a revolving credit facility with Mizuho Bank for the value of US$50.0 million. The facility carries interest of SOFR + 2.25% per annum with December 3, 2025, as maturity date. The maturity date of the revolving credit facility was extended to December 3, 2026. Total drawdowns of US$106.4 million (US$106.4 million for 2025) were made on the credit facility with total repayments of US$56.4 million (US$56.4 million for 2025). The balance of US$50.0 million is outstanding on March 31, 2026.

On February 27, 2026, the Company entered a revolving credit facility with Citibank, N.A for the value of US$100.0 million. The facility carries interest of SOFR + 1.50% per annum with February 25, 2027, as maturity date. During the period from February 27, 2026, to March 31, 2026, the Company drew down US$100.0 million, which remains payable on March 31, 2026.

Balance as of	March 31, 2026	December 31,2025
Opening balance at beginning of the reporting period	174,868	227,971
Loans drawn	191,800	261,296
Loans paid	(115,798)	(312,766)
Loan fees incurred	(612)	(1,573)
Loan fees amortization	1,454	1,584
Interest expense accrued	3,483	12,081
Interest repaid	(190)	(13,742)
Currency translation adjustment	115	17
Closing balance at the end of the reporting period	255,120	174,868
Current	255,120	-
Non-current	-	174,868

Loans are initially measured at fair value minus transaction costs and subsequently measured at amortized cost.

Covenants

According to the terms of the credit agreements, the Company is committed to being compliant with the following financial covenants, on an annual basis:

(i)	To maintain a Total Debt to Fee Related Earnings (“FRE”) not exceeding 2.5:1.0; and

(ii)	To maintain a minimum Assets Under Management (“AUM”) of $20,000 million.

Patria Investments Limited

Notes to the unaudited condensed consolidated interim financial statements

As of March 31, 2026, and December 31, 2025, and for the three-month periods ended March 31, 2026, and 2025

(Amounts in thousands of United States dollars - US$, except where otherwise stated)

Total debt is comprised of all loan facilities from banks. FRE represents the value described in the Company’s 20F filing for December 31, 2025.

As of March 31, 2026, and December 31, 2025, the Company was compliant with the stipulated financial covenants as stated above.

Non-financial covenants are monitored by the Company on a regular basis with no non-compliance reported to date. Non-financial covenants include:

•	Compliance with environmental laws;

•	Providing notice of litigation and other matters;

•	Preservation of corporate existence and related matters;

•	Maintenance of property, plant and equipment;

•	Compliance with laws and governmental approvals;

•	Use the proceeds for general investments, working capital, and general corporate purposes of the Borrower and its Subsidiaries, and ensure no part of the proceeds is used for purchasing or carrying margin stock or for any purpose which violates the provisions;

•	Comply with all applicable Anti-Money Laundering Laws and Anti-Corruption Laws, and maintain policies and procedures designed to ensure compliance with these laws;

•	Filing of 20F on time with the SEC including extensions permitted by the SEC;

•	Maintain a system of accounting, and keep books, records and accounts as may be required or as may be necessary to permit the preparation of financial statements; and

•	Retaining key management.

17.	Taxes payable

	March 31, 2026	December 31, 2025
Taxes on revenues	1,806	2,835
Income taxes (a)	12,008	8,380
Other taxes payable	1,685	822
Taxes payable	15,499	12,037

(a)	Income taxes payable mainly comprised of income taxes due to tax authorities in Chile, Colombia and the United Kingdom.

18.	Other liabilities

	March 31, 2026	December 31, 2025
Suppliers (a)	159,552	58,841
Advances to customers	7,629	—
Lease liabilities (b)	5,771	4,333
Unearned revenues (d)	29,848	—
Other current liabilities	—	573
Other current liabilities	202,800	63,747

Asset-backed payable (c)	69,476	68,374
Lease liabilities (b)	17,434	19,483
Other non-current liabilities	333	268
Other non-current liabilities	87,243	88,125

(a)	The supplier balance for March 31, 2026, includes US$ 146 million for Tria due to increased energy trading.

(b)	The Company is the lessee in lease agreements for which the underlying assets are the office spaces located in Grand Cayman, Bogotá, London, New York, Montevideo, Santiago, São Paulo and Medellín as disclosed in note 21(a).

Patria Investments Limited

Notes to the unaudited condensed consolidated interim financial statements

As of March 31, 2026, and December 31, 2025, and for the three-month periods ended March 31, 2026, and 2025

(Amounts in thousands of United States dollars - US$, except where otherwise stated)

(c)	The Company entered into an agreement with a financial institution selling US$75.0 million accounts receivable from PBPE Fund IV at a discounted amount of US$66.9 million (refer to Note 8(b) in these condensed consolidated interim financial statements) and incurred an agreement fee of US$0.7 million. The selling price of US$66.9 million is accounted for at amortized cost and discounted at an effective interest rate of 6.08% per. The liability is to be settled by June 2027.

(d)	Unearned revenue represents management fees invoiced where the payment has been received in advance. The services will be provided during the second quarter of 2026 with management fees to be recognized in the condensed consolidated statement of profit or loss then.

19.	Deferred taxes

Temporary differences	December 31, 2024	(Charged)/credited			March 31, 2025	December 31, 2025	(Charged)/credited			March 31, 2026
		to profit or loss	directly to equity / CTA	to goodwill (c)			to profit or loss	directly to equity / CTA	to goodwill (c)

Derivative options	-	-	-	-	-	-	-	-	-	-
Employee profit sharing provision and other personnel accruals	6,756	(3,034)	424	-	4,146	6,270	(4,852)	2,770	-	4,188
Intangible assets from business combinations	1,777	9,584	1,710	(58,230)	(45,159)	(42,561)	1,452	(88)	(8,537)	(49,734)
Deferred consideration from business combinations	650	177	56	-	883	615	372	312	-	1,299
Price adjustment from business combination	-	-	-	-	-	-	1,608	(872)	4,639	5,375
Contingent consideration payable	4,818	-	377	-	5,195	5,469	1	(126)	(5,378)	(34)
Tax losses (a)	1,946	144	154	-	2,244	2,158	1,342	87	-	3,587
Tax on Accrual for expenses	581	(12)	20	-	589	2,416	1,819	(1,457)	-	2,778
Tax depreciation of fixed assets	(272)	(24)	(14)	-	(310)	(352)	37	-	-	(315)
Deferred tax on performance fees - IFRS 15	(52)	-	28	-	(24)	(1,059)	-	384	-	(675)
Gain from bargain purchase	(64)	9	(3)	-	(58)	(60)	-	-	-	(60)
Fair value adjustment (b)	(2,251)	(711)	(171)	-	(3,133)	(4,875)	(955)	(700)	-	(6,530)
Impact of IFRS 16	166	12	13	-	191	370	(29)	70	-	411
Other	(5)	4	(3)	-	(4)	(5)	(61)	72	-	6

Net deferred tax balance	14,050	6,149	2,591	(58,230)	(35,440)	(31,614)	734	452	(9,276)	(39,704)
Deferred tax assets	15,824				14,432	20,749				19,807
Deferred tax liabilities	(1,774)				(49,872)	(52,363)				(59,511)

(a)	Deferred tax assets have been recognized due to tax losses in PILTDA, Moneda, VBI and Tria, based on Management’s assessment that sufficient future taxable profits are probable, supported by financial forecasts.

(b)	Fair value adjustments include a US$5.1 million deferred tax liability arising from unrealized gains recognized on energy trading contracts.

(c)	During 2025, a deferred tax liability ("DTL") was recognized with a corresponding increase in goodwill for the fair value adjustments made on the date of acquisition to intangible assets acquired through business combinations - refer to note 14. These business combinations took place prior to 2025 with the respective recognition of DTL and corresponding increase in goodwill during 2025 relating to prior financial periods. The deferred tax liability is recycled to the consolidated statement of income over the useful lives of the respective intangible assets.

Realization of deferred tax assets recognized on temporary differences and assessed losses

On March 31, 2026, the Company recognized deferred tax assets (DTA) to the value of US$19.8 million (December 31, 2025, US$20.7 million) that include deferred tax on temporary differences and tax losses carried forward.

Management assessed the Company's ability to realize DTA recognized and concluded that the full amount of DTA reported on March 31, 2026, will be realized within the next ten years. The Company continues to monitor the realization of DTA.

Patria Investments Limited

Notes to the unaudited condensed consolidated interim financial statements

As of March 31, 2026, and December 31, 2025, and for the three-month periods ended March 31, 2026, and 2025

(Amounts in thousands of United States dollars - US$, except where otherwise stated)

20.	Provisions and contingent liabilities

For the periods covered by these unaudited condensed consolidated interim financial statements, the Company was not directly involved in lawsuits for which the possibility of loss was probable. Therefore, no provision was recorded relating to any of the matters below.

Tax Matters

The Company is involved in three administrative or judicial proceedings with a risk of loss evaluated as possible. These cases are summarized below:

(a)	On December 16, 2019, the Brazilian Federal Revenue Service issued a tax assessment notice against Patria (Patria Investments Ltda.), demanding the collection of Social Integration Program (“PIS”), and Social Security Financing Contribution (“COFINS”), allegedly due on exported financial advice and consultancy services to Patria Finance Limited in 2015 and 2016. As of March 31, 2026, the estimated value involved in this proceeding was US$7.2 million (December 31, 2025: US$7.1 million).

(b)	On December 16, 2019, the Brazilian Federal Revenue Service issued a tax assessment notice against Patria (Patria Investimentos Ltda.), to demand the collection of social security contributions on profit sharing program payments and signing bonus in 2015 and 2016. We filed our defense and a decision by the administrative court is currently pending. As of March 31, 2026, the estimated amount involved in this proceeding was US$2.7 million (December 31, 2025: US$2.7 million).

(c)	On April 02, 2025, Platam Investments Brazil Ltda. (“PLATAM”) received a tax assessment notice questioning non-payment of municipal tax over services (“ISS”) in 2022 and 2023. The aggregated amount involved in this proceeding on March 31, 2026, was US$1.5 million (December 31, 2025: US$1.5 million).

Civil Matters

On March 31, 2026, the Company was involved in a small number of related proceedings, mainly related to lawsuits filed by third parties seeking the Company's joint liability for the acts of certain of the Company's service providers and/or Portfolio Companies of Patria-managed funds; and one commercial dispute initiated by third parties seeking to hold the Company jointly liable in connection with the termination of a share purchase and sale agreement entered into by a portfolio company of one of the funds managed by the Company, in an amount of approximately US$74.9 million.

On April 17, 2026, the Company has been formally released from any liability in respect of the US$74.9 million commercial dispute referenced above. As a result, the Company is not involved in any material civil proceedings as of the date of this report.

Labor Matters

The Company is party to a small number of labor-related proceedings, all of which are immaterial individually and in aggregate. With input from the Company’s external counsel, management assessed the risk of loss in these proceedings as possible, and no provision has been recorded.

Patria Investments Limited

Notes to the unaudited condensed consolidated interim financial statements

As of March 31, 2026, and December 31, 2025, and for the three-month periods ended March 31, 2026, and 2025

(Amounts in thousands of United States dollars - US$, except where otherwise stated)

21.	Commitments

The Company is subject to commitments which occur in the normal course of business. The Company plans to fund these commitments out of existing facilities and internally generated funds.

a.	Lease commitments

The lease commitments in which the Company is a lessee refer to the leasing of its office spaces located in Grand Cayman, Bogotá, London, Montevideo, New York, Santiago; São Paulo and Medellín.

The condensed consolidated statements disclose the following amounts relating to leases:

Amounts recognized in the consolidated statement of financial position

	March 31, 2026	December 31, 2025
Right-of-use assets	34,581	33,774
(-) Depreciation of right-of-use assets	(13,741)	(12,303)
Right-of-use assets	20,840	21,471

Lease liabilities (other current liabilities)	5,771	4,333
Lease liabilities (other non-current liabilities)	17,434	19,483
Lease liabilities	23,205	23,816

Amounts recognized in the unaudited consolidated statement of income

	March 31, 2026	March 31, 2025
Depreciation of right-of-use assets	(1,241)	(821)
Interest on lease liabilities	(430)	(363)

Amounts recognized in the consolidated statement of cash flows

	March 31, 2026	March 31, 2025
Principal paid	(1,188)	(905)
Interest on lease liabilities	(430)	(363)

No notable lease movements took place during the three-month period ended March 31, 2026.

Refer to note 31 liquidity risk disclosures for maturity analysis on lease contracts.

Refer to note 32 for disclosures on leases with related parties.

b.	Consideration payable from acquisition

The following table reflects consideration payable from acquisition transactions.

	March 31,2026	December 31,2025

Consideration payable from acquisition (a)	189,793	130,512
Contingent consideration payable (b)	36,556	41,429
Deferred consideration payable (c)	3,414	10,100
Other consideration payable	2,468	2,393
Total consideration payable from acquisitions	232,231	184,434

Consideration payable from acquisition (a)	123,004	102,382
Contingent consideration payable (b)	2,184	7,021
Deferred consideration payable (c)	1,736	9,056
Current liabilities – consideration payable from acquisitions	126,924	118,459

Consideration payable from acquisition (a)	66,789	28,130
Contingent consideration payable (b)	34,372	34,408
Deferred consideration payable (c)	1,678	1,044
Other consideration payable	2,468	2,393
Non-current liabilities – consideration payable from acquisitions	105,307	65,975

Patria Investments Limited

Notes to the unaudited condensed consolidated interim financial statements

As of March 31, 2026, and December 31, 2025, and for the three-month periods ended March 31, 2026, and 2025

(Amounts in thousands of United States dollars - US$, except where otherwise stated)

(a)	Consideration payable from acquisition is comprised of outstanding purchase prices payable for the acquisition of businesses and fund management rights. The consideration payable balances outstanding on March 31, 2026, are as follows:

i.	On July 15, 2025, the Company acquired the fund management rights of Genial Gestão and Plural Gestão de Recursos for R$82.0 million (US$14.9 million). The amount of R$31.6 million (US$5.9 million) was paid in cash at acquisition with the remaining balance payable in two equal installments on January 31, 2026, and June 30, 2026 (adjusted for time value of money using the Brazilian CDI rate). On January 29, 2026, the Company paid US$4.9 million in cash with a balance of US$5.6 million outstanding on March 31, 2026.

ii.	On July 1, 2025, the Company acquired Vectis Gestão de Recursos for R$100.0 million (US$18.3 million) which was merged into Patria VBI Securities Ltda. The amount of R$25.0 million (US$4.6 million) was paid on July 1, 2025, with the outstanding balance to be settled within the next thirty-six months (adjusted for time value of money using the Brazilian CDI rate). On March 31, 2026, a balance of US$15.9 million remains payable.

iii.	On December 23, 2024, the Company entered into an agreement acquiring an additional 29.72% interest in Igah IV for R$24.3 million (US$4.4 million) that will be settled in cash between the years 2024 and 2028 (adjusted for time value of money using the Brazilian CDI rate). The Company settled the amount of R$4.1 million (US$0.8 million) during December 2024 and R$2.9 million (US$0.5 million) during 2025. During first quarter of 2026, the Company paid US$1.3 million in cash settling the current portion of the consideration payable. On March 31, 2026, a balance of US$1.8 million remains payable (December 31, 2025: US$2.8 million).

iv.	On April 26, 2024, the Company acquired a carve-out interest in Aberdeen. The Company paid the amount of US$20.1 million on February 06, 2025, with a balance of US$29.0 million outstanding on March 31, 2026 (December 31, 2025: US$29.0 million). The outstanding amount was settled on April 24, 2026.

v.	On August 1, 2024, the Company exercised its option to acquire the remaining 50% interest in VBI from the non-controlling interest. The option arrangement was put in place between the Company and the non-controlling interest of VBI upon the business combination that took place during July 2022 (refer note 21(d)). The option arrangement includes the acquisition of 50% common shares and the preferred stock from previous owners of VBI. The consideration of R$404.5 million (US$73.5 million) for the 50% common shares of VBI will be settled through cash (R$229.2 million or US$41.7 million) and the issue of Class A common shares of the Company (R$175.3 million or US$31.9 million). The cash consideration will be/was settled as follows:

▪	R$22.2 million (US$4.2 million) on closing date (amount was paid on August 1, 2024);

▪	R$98.4 million (US$18.3 million) twelve months after closing date (amount was paid on August 13, 2025); and

▪	R$108.6 million (US$19.7 million) twenty-four months after the closing date (August 1, 2026).

Patria Investments Limited

Notes to the unaudited condensed consolidated interim financial statements

As of March 31, 2026, and December 31, 2025, and for the three-month periods ended March 31, 2026, and 2025

(Amounts in thousands of United States dollars - US$, except where otherwise stated)

The preferred stock of R$38.7 million (US$7.1 million) is to be settled in cash. The first payment of R$3.8 million (US$0.7 million) was made on August 1, 2024, with a second payment of R$4.2 million (US$0.8 million) on July 31, 2025.

On January 20, 2026, the Company issued 1,074,339 Class A common shares of the Company (approximately US$18.7 million) settling the equity portion of the consideration payable - refer to note 33. Additionally, on January 29, 2026, the Company paid US$2.7 million in cash as settlement of the cash consideration payable. On March 31, 2026, US$22.5 million remains payable (December 31, 2025: US$39.6 million).

vi.	The acquisition of CSHG in 2024 triggered a R$50 million (US$9.1 million) price adjustment to the consideration paid for the acquisition of VBI. R$25.0 million (US$4.9 million) was paid on April 1, 2024, issuing 337,992 Class A common shares of the Company. The remaining amount of R$28.4 million or US$5.2 million became due and payable on the finalization of CSHG funds transfer of which R$8.3 million (US$1.5 million) was settled in cash on August 1, 2024, and R$9.5 million (US$1.8 million) on August 13, 2025. R$17.8 million (US$3.4 million) remains payable on March 31, 2026, and will be settled in cash on August 1, 2026.

vii.	For the period ended March 31, 2026, no payments were due for the acquisition of Patria Asset Management (formerly BanColombia) with a balance of US$34.4 million that remains payable (December 31, 2025: US$33.0 million), to be settled in cash from December 2026 to December 2030.

viii.	On January 2, 2026, the Company acquired Solis Investimentos Ltda and Iter Gestora De Recursos Ltda., for R$220.7 million (US$40.1 million). The amount of R$132.2 million (US$25.3 million) was paid during the period from January to March 2026, with the outstanding balance to be settled within the next 12 months (adjusted for time value of money using the Brazilian CDI rate). On March 31, 2026, a balance of US$10.7 million remains payable.

ix.	On February 2, 2026, the Company acquired RBR Gestão de Recursos, for R$476.9 million (US$91.4 million). The amount of R$118.9 million (US$22.8 million) was paid in February 2026, with the outstanding balance to be settled over the next 36 months (adjusted for time value of money using the Brazilian CDI rate). On March 31, 2026, a balance of R$365.7 million (US$70.1 million) remains payable.

(b)	Contingent consideration payable is comprised of earn-outs payable to former owners of acquired businesses if agreed targets are reached. The contingent consideration balances outstanding on March 31, 2026, are as follows:

i.	The earn-out payable linked to the carve-out acquisition in Aberdeen Inc. had a fair value of US$28.8 million on March 31, 2026 (US$29.1 million on December 31, 2025) and remains payable on March 31, 2026.

ii.	The earn-out for BlueMacaw has a fair value of US$8.7 million on March 31, 2026. The Company recognized a payable of US$8.5 million during the year ended December 31, 2025, and settled US$1.0 million (US$0.5 million on April 10, 2025, and August 1, 2025, respectively). US$8.7 million remains payable on March 31, 2026. On April 7, 2026, the Company paid US$2.2 million - refer to note 33.

iii.	The Kamaroopin earn-out conditions were not satisfied as of the verification date, as such no amount is due or payable since December 31, 2025.

Patria Investments Limited

Notes to the unaudited condensed consolidated interim financial statements

As of March 31, 2026, and December 31, 2025, and for the three-month periods ended March 31, 2026, and 2025

(Amounts in thousands of United States dollars - US$, except where otherwise stated)

(c)	Deferred consideration payable is comprised of retention bonuses payable to management and employees of certain acquired businesses. The retention bonuses outstanding on March 31, 2026, are as follows:

i.	A retention bonus to the amount of US$3.4 million (December 31, 2025: US$2.1 million) is payable to management and employees of CSHG that will be settled over a period of two to four years.

c.	Gross obligation under put option

i.	Igah GP IV – Option arrangements

The business combination with Igah GP IV concluded on November 30, 2022, and included Igah Option arrangements to acquire the remaining interest in Igah GP IV from the selling shareholders.

The Company increased its interest in Igah GP IV on December 23, 2024, that resulted in partial derecognition of the gross obligation. The option to exercise the remaining portion of the call and put option was extended to take place between November 2025 and November 2027.

ii.	Tria – Option arrangements

The business combination with Tria, concluded on April 2, 2024, includes option arrangements with the non-controlling shareholders of Tria. The Tria put options can be individually exercised by each non-controlling shareholder, being December 31, (i) 2029; (ii) 2030; or (iii) 2031, the “Base Date” and each month of April for the years between 2029, 2030 or 2031 the “Option Window”. If the Tria put options are not exercised during the option window, the Company may exercise the Tria call options in the month of May immediately after the end of each Tria put option window.

The fair value of the Tria put option was determined using a Monte Carlo simulation. The assumptions for the simulation are the volatility of the variable in question, the risk-free discount rate and the time remaining until maturity. The corresponding entry related to the option was classified within other equity reserves as of March 31, 2026.

iii.	Solis and Iter – Option arrangements

The business combination with Solis and Iter concluded on January 2, 2026, and includes option arrangements with the non-controlling shareholders of Solis and Iter. Both put and call options may be exercised during a 120-day window starting in January 2029. The corresponding entry related to the option was classified within other equity reserves as of March 31, 2026.

Changes in gross obligations under put option for the periods ended on March 31, 2026 and 2025, were as follows:

	Notes	Igah IV	Tria	Solis	Iter	Total
Balance on December 31, 2024		2,503	15,755	—	—	18,258
Cumulative translation adjustment		(897)	2,324	—	—	1,427
Gross obligation recognized/ (derecognized)		(637)	2,159	—	—	1,779
Gross obligation fair value changes	26	(969)	4,339	—	—	3,113
Balance on December 31, 2025		—	24,577	—	—	24,577

Balance on December 31, 2025	—	24,577	—	—	24,577
Cumulative translation adjustment	—	(904)	—	—	(904)
Gross obligation recognized (a)	—	—	26,046	6,965	33,011
Gross obligation adjustments	78	—	—	—	78
Balance on March 31, 2026	78	23,673	26,046	6,965	56,762

Patria Investments Limited

Notes to the unaudited condensed consolidated interim financial statements

As of March 31, 2026, and December 31, 2025, and for the three-month periods ended March 31, 2026, and 2025

(Amounts in thousands of United States dollars - US$, except where otherwise stated)

22.	Net revenue from services

	Three-month periods ended March 31,
	2026	2025
Revenue from management fees (a)	99,741	80,232
Revenue from incentive fees	27	264
Revenue from performance fees (b)	—	767
Fund fees	99,768	81,263

Revenue from advisory and other ancillary fees	3,541	1,961

Total gross revenue from services	103,309	83,224

Rebate fees	(3,683)	(2,170)
Taxes on revenue	(2,557)	(1,487)
Net revenue from services	97,069	79,567

The following is the breakdown of revenue by region (c):
Brazil	22,821	13,323
Cayman Islands	34,901	33,726
Chile	11,558	8,202
Colombia	5,464	4,094
Uruguay	1,014	798
United Kingdom (d)	20,425	18,406
Mexico	48	—
United States of America	838	1,018
Net revenue from services	97,069	79,567

(a)	Growth in revenue from management fees compared to March 31, 2025, is driven by business combinations concluded during the first quarter of 2026 (refer to note 30) as well as inflows within the credit funds.

(b)	Disclosure of revenue by geographic location is based on the registered domicile of the manager receiving fees. The investment funds managed by the Company attract and retain many global investors that represent the Company's portfolio of clients. None of the Company's individual clients represent more than 10% of the total revenues for the periods presented.

23.	Personnel expenses and carried interest allocation

	Three-month periods ended March 31,
	2026	2025
Salaries and wages	(15,997)	(13,847)
Rewards and bonuses	(10,992)	(5,692)
Social security contributions and payroll taxes	(3,792)	(2,190)
Strategic Bonus	—	(199)
Restructuring costs – personnel	(8,014)	(1,143)
Share based incentive plan (refer to note 29(d))	(3,465)	(3,583)
Other bonus paid	(2,042)	—
Other short-term benefits	(2,599)	(2,414)
Personnel expenses	(46,901)	(29,068)
Carried interest allocation expenses (a)	—	—

Patria Investments Limited

Notes to the unaudited condensed consolidated interim financial statements

As of March 31, 2026, and December 31, 2025, and for the three-month periods ended March 31, 2026, and 2025

(Amounts in thousands of United States dollars - US$, except where otherwise stated)

(a)	Carried interest allocation refers to the Company’s employees’ right to up to 35% of the performance fees recognized from certain investments funds. As of March 31, 2026, US$ 28.8 million (US$ 22.1 million as current and US$ 6.7 million as non-current) (December 31, 2025: US$ 27.6 million with US$ 19.3 million as current and US$ 8.3 million as non-current) remains payable primarily related to performance fees recognized from investment funds.

24.	Amortization of intangible assets

	Three-month periods ended March 31,
	2026	2025

Amortization of non-contractual customer relationships	(3,635)	(4,218)
Amortization of contractual rights	(3,104)	(3,283)
Amortization of placement agents’ fees	(538)	(660)
Amortization of brands	(961)	(910)
Amortization of software	(551)	(433)
Amortization of non-competes	(464)	(432)
Amortization of intangible assets (refer to note 14)	(9,253)	(9,936)

25.	General and Administrative expenses

	Three-month periods ended March 31,
	2026	2025
Professional services	(6,674)	(4,993)
IT and telecom services	(1,977)	(1,705)
Depreciation of right-of-use assets	(1,241)	(821)
Travel expenses	(1,307)	(1,136)
Marketing and events	(1,110)	(968)
Occupancy expenses	(712)	(697)
Depreciation of property and equipment	(632)	(475)
Professional services - SPAC	—	(258)
Insurance	(144)	(186)
Taxes and contributions	(248)	(231)
Materials and supplies	(765)	(103)
Other administrative expenses	(182)	(472)
General and Administrative expenses	(14,992)	(12,045)

26.	Other income and Other expenses

	Three-month periods ended March 31,
Other income	2026	2025
Energy trading contracts – net realized gains	—	1,873
Energy trading contracts – fair value adjustments	4,072	2,165
	4,072	4,038
Other expenses
Transaction costs	(2,787)	(419)
Gross obligation adjustment	—	(1,103)
Integration costs (a)	(311)	(2,092)
Other	96	226
	(3,002)	(3,388)

(a)	Expenditure paid to third party service providers assisting in the reorganization and integration of acquired businesses to improve the Company’s long-term future performance and efficiency.

Patria Investments Limited

Notes to the unaudited condensed consolidated interim financial statements

As of March 31, 2026, and December 31, 2025, and for the three-month periods ended March 31, 2026, and 2025

(Amounts in thousands of United States dollars - US$, except where otherwise stated)

27.	Finance Income and Financial expenses

	Three-month periods ended March 31,
	2026	2025
Financial income
Financial investment income	1,433	490
Realized gains from long-term investments	—	20
Unrealized gains on other financial instruments	1,614	—
Unrealized gains on asset-linked receivable	—	3,053
Foreign exchange gains	2,315	215
Other financial income	2	—
Total finance income	5,364	3,778

Financial expenses
Unrealized losses on long-term investments	(821)	(5,007)
Unrealized loss on warrant liability	—	(1,102)
Unrealized losses on other financial instruments	—	(929)
Unrealized losses on total return swap	(5,311)	—
Consideration payable from acquisition adjustments	(4,382)	(1,665)
Commission, brokerage and financing expenses	(2,201)	(245)
Interest on lease liabilities	(430)	(363)
Interest on loans (refer to note 16)	(3,483)	(3,529)
Interest on accounts receivable	—	(3,087)
Interest on asset-backed payable	(1,102)	—
Foreign exchange losses	(3,148)	(446)
Other financial expenses	(852)	(1,228)
Total finance expenses	(21,730)	(17,601)

28.	Income taxes expenses

As an entity headquartered in the Cayman Islands, the Company is subject to a tax neutral regime whereas subsidiaries of the Company headquartered in Brazil, Colombia, Chile, the United Kingdom, the United States of America, and Hong Kong are subject to income taxes as set out by local tax laws.

	Three-month periods ended March 31,
Reconciliation of income tax	2026	2025
Income before income taxes	9,231	14,604

Impact of difference in tax rates of foreign subsidiaries	(4,627)	(7,513)
Other	—	9,467

Total income taxes (a)	(4,627)	1,954
Current	(5,361)	(4,195)
Deferred (b)	734	6,149
Effective tax rate - total	(50.1%)	(13.4%)

(a)	No amounts related to income taxes have been recognized directly in equity.

(b)	Refer to note 19 for a breakdown in deferred tax movements for the three-month periods ended March 31, 2026, and March 31, 2025.

Patria Investments Limited

Notes to the unaudited condensed consolidated interim financial statements

As of March 31, 2026, and December 31, 2025, and for the three-month periods ended March 31, 2026, and 2025

(Amounts in thousands of United States dollars - US$, except where otherwise stated)

International Tax Reform – Pillar Two

The International Tax Reform - Pillar Two Model Rules, also referred to as the "Global Anti-Base Erosion" or "GloBE" Rules, was released by the Organization for Economic Co-operation and Development (OECD) on December 20, 2021. Delegates from all Inclusive Framework (IF) member jurisdictions developed the rules, and over 135 jurisdictions agreed to update the international tax system, considering it was no longer fit for purpose in a globalized and digitalized economy.

Pillar Two Rules aim to ensure that large multinational enterprises with consolidated revenues of EUR 750 million or more in at least two of the last four years pay a minimum effective corporate tax rate of 15% on income arising in each jurisdiction with revenue-generating activities. The means by which GloBE must be incorporated into domestic law is determined by each implementing jurisdiction.

For the period ending March 31, 2026, the Company has not incurred any top-up tax, considering it did not meet the requirements to be classified as a large multinational enterprise. The global revenues accounted for under IFRS have not exceeded EUR 750 million in at least two of the last four years, and the Company also does not expect to exceed the mentioned threshold in the 2026 financial year.

Furthermore, the Company operates in multiple jurisdictions (Uruguay, Brazil, Cayman Islands, Chile, Colombia, Argentina, Hong Kong, the United States of America, and the United Kingdom), and the application of the Pillar Two rules requires jurisdictions to enact legislation to apply the Pillar Two rules.

Transfer pricing and related tax considerations

All the jurisdictions in which the Company operate have enacted rules on transfer pricing that require intragroup transactions to be conducted on arm’s-length terms.

The Company regularly obtains advice regarding, inter alia, transfer pricing from external tax advisors to ensure that transactions conducted between and among subsidiaries, including, but not limited to, provision of marketing, investor relations, investment advisory and business support services, are made on a commercial basis and consistent with the arm’s length principle as set forth under the Transfer Pricing Guidelines for Multinational Enterprises and Tax Administrations issued by the Organization for Economic Co-Operation and Development (the “OECD Guidelines”), as well as local legislation of the entities involved in the controlled transactions.

29.	Equity

(a)	Capital

The Company’s Memorandum and Articles of Association (“Articles of Association”) authorizes the issuance of up to US$100,000, consisting of 1,000,000,000 shares of par value US$0.0001. Of those authorized shares, (i) 500,000,000 are designated as Class A common shares, (ii) 250,000,000 are designated as Class B common shares, and (iii) 250,000,000 are undesignated as yet and may be issued as common shares or shares with preferred rights. Class B common shares are entitled to 10 votes per share and Class A common shares are entitled to one vote per share.

The Company currently has a total of 162,286,721 common shares issued and outstanding, of which 69,341,291 are Class A common shares and 92,945,430 are Class B common shares. As at the

Patria Investments Limited

Notes to the unaudited condensed consolidated interim financial statements

As of March 31, 2026, and December 31, 2025, and for the three-month periods ended March 31, 2026, and 2025

(Amounts in thousands of United States dollars - US$, except where otherwise stated)

quarter ending March 31, 2026, Patria holds 892,874 Class A shares as treasury shares, resulting in a total of 161,393,847 common shares outstanding.

Conversion

The outstanding Class B common shares are convertible at any time as follows: (1) at the option of the holder, a Class B common share may be converted at any time into one Class A common share or (2) upon the election of the holders of a majority of the then-outstanding Class B common shares, all outstanding Class B common shares may be converted into the same quantity of Class A common shares. In addition, each Class B common share will convert automatically into one Class A common share upon any transfer, whether for value or no value, except for certain transfers described in the Articles of Association. Furthermore, each Class B common share will convert automatically into one Class A common share, and no Class B common shares will be issued thereafter if, at any time, the total number of the issued and outstanding Class B common shares is less than 10% of the total number of shares outstanding.

Restrictions on transfer

As part of the Moneda business combination, Moneda’s former partners have entered into a Moneda Lock-Up Agreement restricting them from selling any shares held by them, disclosing their intention to sell any shares held by them, converting Class B common shares into Class A common shares, entering into any derivative transactions or making any demand for the registration of any shares held by them. These restrictions are in place from the fifth anniversary of the Moneda acquisition's closing date (December 01, 2021) until the earlier of (a) the Moneda former partner's termination of employment with the Company or its affiliates, and (b) the 60th day after the expiration of the relevant tax statute of limitations for 50% of the relevant collateral shares.

As of March 31, 2026, and December 31, 2025, the issued share capital was distributed as follows:

	March 31, 2026		December 31, 2025
	Shares	Capital (US$)	Shares	Capital (US$)
Total	161,393,847	16,140	159,468,552	15,947
Class A	68,448,417	6,845	66,523,122	6,652
Class B	92,945,430	9,295	92,945,430	9,295

(b)	Additional paid-in capital

The Additional Paid-in Capital amounts recorded as of March 31, 2026, and December 31, 2025, are presented below:

	March 31, 2026	December 31, 2025
Class A	502,422	461,153
Class B	186,101	186,101
Gross total	688,523	647,254
Utilized for dividends declared (refer to note 29(c))	(79,759)	(57,850)
Net additional paid-in capital	608,764	589,404

The movements in additional paid-in capital for the three-month period ended March 31, 2026, are summarized below:

i.	On January 26, 2026, the Company issued 1,074,339 Class A common shares (US$ 18.7 million) to VBI’s previous owners as part settlement of the VBI option exercise.

Patria Investments Limited

Notes to the unaudited condensed consolidated interim financial statements

As of March 31, 2026, and December 31, 2025, and for the three-month periods ended March 31, 2026, and 2025

(Amounts in thousands of United States dollars - US$, except where otherwise stated)

ii.	On February 24, 2026, the Company issued 1,693,231 Class A common shares (US$ 22.6 million) settling bonuses of employees and key management as part of the bonus share plan.

(c)	Dividends

Dividends are declared and paid to the Company’s shareholders quarterly deploying accumulated retained earnings. The current year’s dividends declared to date were in excess of available retained earnings, however, under Cayman Law, dividends may also be distributed out of additional paid-in capital. As a result, additional paid-in capital of US$21.9 million (December 31, 2025: US$9.5 million) was transferred to retained earnings to fund the dividends declared in excess of accumulated retained earnings. The Company remains in a position to pay its debts as they fall due in the ordinary course of business.

Dividends declared and paid by the Company to the Company’s shareholders for the three-month periods ended March 31, 2026, and year ended December 31, 2025 were:

Shareholder	March 31, 2026		December 31, 2025
		US$		US$
Class A	10,289	0.15	39,375	0.60
Class B	13,793	0.15	55,767	0.60
Total	24,082	0.15	95,142	0.60

(d)	Share based incentive plans

The equity incentive programs under the long-term incentive plan (“LTIP”) are restricted share plans in which eligible participants include members of the Company’s management and its employees. Beneficiaries under the equity incentive programs are granted rights to shares based on certain criteria (time and performance vesting conditions). The final eligibility of any beneficiary to participate in the LTIP is determined by the LTIP Committee.

The LTIP was approved and launched on November 28, 2022. From 2022 going forward a maximum of 600,000 shares can be granted from the LTIP. As of December 31, 2025, Grants A and B disclosed below have been granted from the LTIP.

A new LTIP was approved and launched on February 26, 2024. From 2024 going forward, a maximum of 5,380,000 shares can be granted from the LTIP. As of March 31, 2026, Grant C, Grant D and Matching program disclosed below have been granted from the LTIP.

Grant A

Grant A was provided to eligible participants commencing from January 2022 in accordance with the terms of the LTIP.

The defined maximum number of shares under Grant A shall not exceed 101,408 (84,506 Performance Restricted Units (“PSUs”) were granted to eligible participants under Grant A and the remaining 16,902 PSUs may be issued in the future, subject to the boost grant requirements being met.)

Grant B

Grant B was provided to eligible participants commencing from January 2023 in accordance with the terms of the LTIP.

Patria Investments Limited

Notes to the unaudited condensed consolidated interim financial statements

As of March 31, 2026, and December 31, 2025, and for the three-month periods ended March 31, 2026, and 2025

(Amounts in thousands of United States dollars - US$, except where otherwise stated)

The defined maximum number of shares under Grant B shall not exceed 357,132 (297,610 PSUs were granted to eligible participants under Grant B and the remaining 59,522 PSUs may be issued in the future, subject to the boost grant requirements being met.)

Grant C

Grant C was provided to eligible participants commencing from June 2024 in accordance with the terms of the LTIP.

The defined maximum number of shares under Grant C shall not exceed 3,389,796. PSUs totaling 2,384,830 were granted to eligible participants under Grant C, and the remaining 564,966 PSUs may be issued in the future, subject to the boost grant requirements being met. 543,953 Restricted Stock Units (“RSUs”) were also issued where eligible participants are required to remain in service for a specified period with no performance condition attached to the RSUs.

Grant D

Grant D was provided to eligible participants commencing from January 2025 in accordance with the terms of the LTIP.

The defined maximum number of shares under Grant D shall not exceed 2,353,655 (1,961,379 PSUs were granted to eligible participants under Grant D and the remaining 392,276 PSUs may be issued in the future, subject to the boost grant requirements being met.)

Matching program

The Matching program was provided to eligible participants commencing from February 2024 in accordance with the terms of the LTIP.

The defined maximum number of shares under the Matching program shall not exceed 924,008 RSUs which were granted during 2024.

The defined maximum number of shares under the Matching program for 2025 shall not exceed 1,557,247 RSUs which were all granted.

IPO Grant

The IPO Grant was subject to the completion of the IPO registration and approved by the board of director’s meeting on May 19, 2021, and is closed to new participants. The IPO grant mirrors the vesting conditions of Grant A, excluding the commencement date and share price on grant date used for measuring achievement of time and vesting conditions.

The defined maximum number of shares under the IPO grant shall not exceed 410,115 (289,183 PSUs were granted and the remaining 120,932 PSU might be issued subject to the boost grant requirements being met).

The table below reflects the share plan activity for the periods ended March 31, 2026, and December 31, 2025:

	IPO Grant	Grant A	Grant B	Grant C	Grant D	Grant C	Matching program
	Number of PSUs (in thousands)					Number of RSUs (in thousands)

Outstanding, December 31, 2024	79	65	260	2,785	-	544	908

Granted	-	-	-	-	1,961	-	1,557
Forfeited	-	-	-	(15)	(17)	-	(112)
Vested	-	-	-	-	-	(61)	-
Outstanding, December 31, 2025	79	65	260	2,770	1,944	483	2,353
Granted	-	-	-	-	-	-	-
Vested	-	-	-	-	-	-	-
Forfeited	-	-	-	-	-	-	-
Outstanding, March 31, 2026	79	65	260	2,770	1,944	483	2,353

Patria Investments Limited

Notes to the unaudited condensed consolidated interim financial statements

As of March 31, 2026, and December 31, 2025, and for the three-month periods ended March 31, 2026, and 2025

(Amounts in thousands of United States dollars - US$, except where otherwise stated)

The weighted-average fair value of PSU and RSU shares was determined on the grant date and calculated based on a Monte Carlo simulation, which incorporates the effects of the performance conditions on the fair value. Dividends were not considered separately in the model since the participants are compensated with more shares when dividends are distributed during the vesting period and the Total Shareholder Return (“TSR”) performance condition already considers dividends distributed as part of the calculation.

LTIP	Grant date	Weighted-average fair value
IPO grant	January 22, 2021	US$	13.05
Grant A	December 1, 2022	US$	8.80
Grant B	January 22, 2023	US$	12.37
Grant C - PSU	January 19, 2024	US$	9.99
Grant C - RSU	June 30, 2024	US$	12.06
Grant D - PSU	January 22, 2025	US$	7.51
Matching program	February 28, 2024	US$	14.89
Matching program	February 28, 2025	US$	9.12

Reconciliation of the capital reserves:

Description	2026	2025

Opening balance – January 01	46,646	22,041
Share based incentive plan expense (Refer to note 23)	3,465	17,298
Bonus share plan accrual	—	19,168
Bonus share plan settled	(22,554)	(11,627)
RSU vested	—	(234)
Closing balance – March 31	27,557	46,646

(e)	Earnings per share (basic and diluted)

Basic earnings per share have been calculated based on the Company’s consolidated net income attributable to the holders of the Company’s common shares for the three-month period ended March 31, 2026.

Share transactions that affected basic earnings per share

Employee-profit sharing

Certain employees received their profit-sharing awards for the year ending December 31, 2025, in the form of Class A common shares of the Company. As the shares vested with the issuance of 1,693,231 Class A common shares of the Company to the eligible employees, the weighted average impact of the issuance (approximately 680,619 shares) has been included in the basic earnings per share for the three-month period ended March 31, 2026.

Patria Investments Limited

Notes to the unaudited condensed consolidated interim financial statements

As of March 31, 2026, and December 31, 2025, and for the three-month periods ended March 31, 2026, and 2025

(Amounts in thousands of United States dollars - US$, except where otherwise stated)

VBI call option exercised

On August 01, 2024, the Company exercised its option to acquire the remaining 50% interest in VBI. The option arrangement was put in place between the Company and the non-controlling interest of VBI upon the business combination that took place during July 2022. The option arrangement includes the acquisition of 50% common shares and the preferred stocks from previous owners of VBI with the purchase consideration that includes an equity settlement of R$ 175.3 million (approximately US$ 32.0 million) that will be settled with the issuance of Class A common shares of the Company in two equal tranches during January 2025 and January 2026. The 2025 tranche was settled on January 21, 2025, and the weighted average impact of approximately 1,247,000 shares has been included in the basic earnings per share for the three-month period ended March 31, 2025. The 2026 tranche was settled on January 20,2026, and the weighted average impact of approximately 1,074,339 shares has been included in the basic earnings per share for the three-month period ended March 31, 2026.

Potential share transactions considered for diluted earnings per share

Share based incentive plans

PSUs

The potential dilutive impact of share-based incentive programs with performance conditions is dependent on whether vesting conditions are deemed to be met on the reporting date. On March 31, 2026, and December 31, 2025, the performance conditions were not met with no impact on diluted earnings per share. PSUs could potentially dilute basic earnings per share in future.

RSUs

RSUs are stock units with a service condition. On reporting date, all the service conditions are deemed to be met for outstanding RSUs and the weighted average number of potential shares, determined by using the treasury share method, is included in the calculation of diluted earnings per share for the period ended March 31, 2026 (approximately 1,270,649 shares).

CSHG deferred consideration – with vesting requirements

With the acquisition of CSHG key employees of the acquired business will be compensated through the issue of Class A common shares of the Company, if the required vesting conditions are met. The total future and outstanding compensation of approximately US$5.3 million is subject to a vesting period between 2026 until 2027. The weighted average number of potential shares to be issued, if vesting conditions are met, are included in the calculation of diluted earnings per share for the period ended March 31, 2026 (approximately 91,012 shares).

There are no further outstanding financial instruments or agreements convertible into potentially dilutive common shares for the period ended March 31, 2026.

	Three-month periods ended March 31,
	2026	2025

Net income for the period attributable to the Owners of the Company	2,173	15,664
Basic weighted average number of shares	160,536,787	158,167,095
Basic earnings per share	0.01354	0.09903
Diluted weighted average number of shares	162,175,007	159,987,993
Diluted earnings per share	0.01340	0.09791

Patria Investments Limited

Notes to the unaudited condensed consolidated interim financial statements

As of March 31, 2026, and December 31, 2025, and for the three-month periods ended March 31, 2026, and 2025

(Amounts in thousands of United States dollars - US$, except where otherwise stated)

(f)	Gross obligation – non-controlling interest

The business combination with Tria includes put option arrangements relating to the non-controlling interest as disclosed in note 21(c). The amounts payable under the option arrangements are recognized as the unaudited consolidated financial instruments reflecting the present value of the expected gross obligation payable under the arrangements and form part of other reserve in the consolidated statement of changes in equity. As of March 31, 2026, the gross obligation had a present value of US$23.8 million (December 31, 2025: US$ 24.6 million).

The business combination with Solis and Iter includes put option arrangements with the non-controlling shareholders of Solis and Iter, granting them the right to sell their remaining 49% interest to the Company at a future date, as disclosed in note 21(c). The amounts payable under the option arrangements are recognized as the unaudited consolidated financial instruments reflecting the present value of the expected put option payable under the arrangements and form part of other reserves in the consolidated statement of changes in equity. As of March 31, 2026, the put option had a value of US$33.0 million.

(g)	Treasury shares

When shares recognized as equity are repurchased, the amount of the consideration paid, which includes directly attributable costs, is recognized as a deduction from equity. Repurchased shares are classified as treasury shares and are presented in the treasury shares reserve. When treasury shares are sold or reissued subsequently, the amount received is recognized as an increase in equity and the resulting surplus or deficit on the transaction is presented within additional paid-in capital.

During February 2026, the Patria bought back 892,874 shares from its shareholders and the market, in the amount of US$ 12.7 million.

(h)	Cumulative Translation Adjustments

The Company translates the financial information of its subsidiaries from their functional currency to U.S. dollars, which is the Company's and the Company's presentation currency. The effects of the translation are accounted for and presented on Equity under the caption "Cumulative Translation Adjustments".

(i)	Non-controlling interests

As of March 31, 2026, the Company had eight subsidiaries with non-controlling interests as per the table below.

		Equity		Income / (loss)
		For periods ended		Three-month periods ended March 31,
Non-controlling interest	Interest	March 31, 2026	December 31, 2025	2026	2025

Patria Asset Management	49.26%	20,795	19,937	555	310
Tria	41.18%	12,212	(1,092)	976	572
Patria Real Estate Latam*	1.10%	230	232	19	3
PEVC I General Partner IV*	57.08%	200	157	42	9
Pat HoldCo Servicios*	49.00%	2,324	2,337	(6)	—
SH Manco Holding*	25.00%	124	98	—	—

* Due to the immaterial values attributable to the non-controlling interest in these subsidiaries, no additional information is disclosed in these unaudited condensed consolidated interim financial statements.

Patria Investments Limited

Notes to the unaudited condensed consolidated interim financial statements

As of March 31, 2026, and December 31, 2025, and for the three-month periods ended March 31, 2026, and 2025

(Amounts in thousands of United States dollars - US$, except where otherwise stated)

30.	Business combinations

The following business combinations were accounted for under the acquisition method:

(a)	Solis Investimentos Ltda and Iter Gestora de Recursos Ltda in Brazil

On January 2, 2026, the Company completed a transaction to obtain a controlling interest of 51% in  the voting equity interest of Solis Investimentos Ltda., a Brazilian investment manager specializing in structuring and management of Collateralized Loan Obligations (“CLOs“), for a total consideration transferred of US$33.4 million (R$174.6 million).

During the first quarter of 2026, the Company paid in cash US$25.3 million of the total consideration. The remaining balance which is recorded as consideration payable in the amount of US$8.1 million will be settled in cash in May 2026 and January 2027 (Note 21(b)). The remaining 49% equity interest continues to be held by the existing shareholders and is presented as non-controlling interests.

The acquired business contributed revenue of US$ 4.1 million and net income of US$ 1.1 million to the Company for the period January 2, 2026, to March 31, 2026. The acquisition-related cost of US$0.4 million is included in the Company’s condensed consolidated statement of income for the period ended March 31, 2026.

On January 2, 2026, Solis completed a transaction acquiring 51% controlling interest in Iter Gestora de Recursos Ltda (“Iter”), for a total consideration transferred of US$8.8 million (R$46.2 million). During the first quarter of 2026, the Company paid US$6.7 million in cash, with the remaining balance recorded in consideration payable and is payable in cash in 2027. The remaining 49% equity interest continues to be held by the existing shareholders and is presented as non-controlling interests.

The acquired business contributed revenue of US$ 1.0 million and net profit of US$ 0.6 million to the Company for the period January 2, 2026 to March 31, 2026. There is no acquisition-related cost included in the Company’s condensed consolidated statement of income for the period ended March 31, 2026.

If all business combinations had happened at the beginning of the period, the Net Revenue and Net Income for the company consolidated would have been US$ 97,074 and US$ 4,606, respectively.

The goodwill recognized from the acquisitions of Solis and Iter is primarily attributable to expected synergies from combining the acquired credit origination, structuring, investment management and monitoring capabilities with the Company’s existing platform, as well as future growth opportunities and the value of the assembled workforce. The goodwill recognized from the business combination with Solis and Iter will be deductible for tax purposes, however under Brazilian tax regulations, this benefit is only allowed after the completion of the legal merger of the entity.

Patria Investments Limited

Notes to the unaudited condensed consolidated interim financial statements

As of March 31, 2026, and December 31, 2025, and for the three-month periods ended March 31, 2026, and 2025

(Amounts in thousands of United States dollars - US$, except where otherwise stated)

Details of the purchase consideration paid, the net identifiable assets acquired, non-controlling interest and goodwill recognized are listed in the table below.

(b)	RBR Gestão de Recursos in Brazil

On February 2, 2026, the Company completed the acquisition of a 100% interest in RBR Gestão de Recursos Ltda. ("RBR"), a Brazilian investment manager overseeing twelve funds, eleven of which are listed Real Estate Investment Trusts (“REITs”) primarily focused on credit and multi-asset strategies.

The total consideration transferred was US$91.4 million (R$477.3 million). During the first quarter of 2026, the Company had paid US$22.7 million of the total consideration, with the remaining balance payable, recorded as deferred consideration payable, will be settled in cash between the second half of 2026 and in 2029 (Note 21(b)).

Following the acquisition of RBR, the Company recognized the acquired business as a single integrated operation, with the economic substance of the transaction being the acquisition of RBR’s fund management activities. Following the acquisition date, the activities of RBR were fully integrated into the Company’s existing operations and are not separately monitored or reported being impracticable to disclose RBR’s revenue and profit or loss since the acquisition date on a standalone basis. Consequently, the Company is unable to reliably determine the revenue and profit or loss attributable to RBR for the period from the acquisition date to the reporting date, and therefore such amounts have not been disclosed separately, as they are included within the consolidated results of the Company. Management also concluded that the pro forma impact as if the acquisition had occurred on January 1, 2026, would not have been material. The acquisition-related cost of US$0.3 million is included in the Company’s condensed consolidated statement of income for the period ended March 31, 2026.

The goodwill recognized from the acquisition of RBR is primarily attributable to expected synergies from the integration of RBR’s fund management activities into the Company’s Real Estate platform, including expanded scale, fundraising opportunities, product diversification and operational efficiencies. The goodwill recognized in connection with the RBR acquisition is expected to qualify for tax deductibility under Brazilian tax legislation, subject to the completion of certain corporate and tax structuring actions and compliance with applicable legal requirements. As of March 31, 2026, the amount of goodwill is expected to be fully deductible.

The purchase price allocations for Solis, Iter and RBR remain provisional as of March 31, 2026, pending completion of the independent valuation. The Company continues to evaluate the fair values of identifiable intangible assets acquired and the related deferred tax effects. During the measurement period, provisional amounts may be adjusted to reflect information about facts and circumstances that existed at the respective acquisition dates. Any such adjustments will be recognized retrospectively, with a corresponding impact on goodwill, where applicable.

Patria Investments Limited

Notes to the unaudited condensed consolidated interim financial statements

As of March 31, 2026, and December 31, 2025, and for the three-month periods ended March 31, 2026, and 2025

(Amounts in thousands of United States dollars - US$, except where otherwise stated)

Details of the purchase consideration paid, the net identifiable assets acquired, non-controlling interest and goodwill recognized are listed in the table below.

	51% Solis January 2, 2026	51% Iter January 2, 2026	100% RBR February 2, 2026

Cash consideration paid (a)	25,320	6,684	22,775
Consideration payable (note 21(b))	8,123	2,162	68,595
Total consideration transferred	33,443	8,846	91,370

Non-controlling interest (b)	22,949	6,532	—
Total consideration and non-controlling interest (b)	56,392	15,378	91,370

Cash and cash equivalents	899	157	20
Accounts receivable	2,760	389	3,539
Recoverable taxes	21	—	2
Short term investments	—	—	—
Property, plant and equipment	456	7	—
Other assets	19	—	—
Accounts payable	(65)	(2)	(7)
Personnel liabilities	—	—	(1,939)
Corporate liabilities	(330)	(13)	—
Tax liabilities	(1,778)	(328)	(55)
Deferred tax asset / (liabilities)	(8,988)	(2,623)	—
Other liabilities	(108)	—	—
Intangible assets: contractual rights	53,948	15,743	89,320
Net identifiable assets acquired	46,834	13,330	90,880

Total consideration less net identifiable assets acquired: Goodwill	9,558	2,048	490

The identifiable intangible assets recognized primarily represent contractual customer-related rights acquired as part of the Solis, Iter and RBR acquisitions. The fair values of these assets were determined using income-based valuation techniques, including discounted cash flow methodologies for Solis and Iter, and Excess Earnings methodology for RBR. Those methodologies incorporate assumptions regarding expected future cash flows, customer retention, contract renewal patterns and discount rates.

Deferred tax liabilities recognized as part of the acquisitions primarily relate to differences between the assigned fair values of acquired identifiable intangible assets and their respective tax bases.

(a)	Purchase consideration – cash outflow for the period ending March 31, 2026, to acquire the subsidiaries, net of cash acquired:

	51% Solis January 2, 2026	51% Iter January 2, 2026	100% RBR February 2, 2026	Total
Cash flow reconciliation
Cash consideration paid	25,320	6,684	22,776	54,780
Less: Cash acquired	(899)	(157)	(20)	(1,076)
Net outflow/(inflow) of cash flow statement- investing activities	24,421	6,527	22,756	53,704

Non-cash reconciliation
Total consideration and non-controlling interest (b)	56,392	15,378	91,370	163,140
Less: Cash consideration paid	(24,421)	(6,527)	(22,756)	(53,704)
Non-cash additions to the Company’s Statement of Financial Position	31,971	8,851	68,614	109,436

(b)	The Company recognizes non-controlling interests in an acquired entity either at fair value or at the non-controlling interest's proportionate share of the acquiree's identifiable net assets. The accounting policy election is made separately for each business combination. For the acquisitions of Solis and Iter, the Company elected to measure the non-controlling interests at their

Patria Investments Limited

Notes to the unaudited condensed consolidated interim financial statements

As of March 31, 2026, and December 31, 2025, and for the three-month periods ended March 31, 2026, and 2025

(Amounts in thousands of United States dollars - US$, except where otherwise stated)

proportionate share of the acquirees' identifiable net assets, resulting in non-controlling interests of US$22.9 million and US$6.5 million, respectively.

31.	Financial instruments

(a)	Financial instruments by categories

The Company classifies its financial instruments into the categories below:

	Fair value Level	March 31, 2026	December 31, 2025
Financial assets

Financial assets at amortized cost
Accounts receivable		297,006	198,583
Cash and cash equivalents		50,881	53,601
Client funds on deposit and receivables		25,412	25,868
Project advances		13,702	12,270
Deposit/guarantee on lease agreement		2,482	2,558
Other financial instruments – pre-paid energy trading contracts		16,131	15,049

Financial assets at fair value through profit or loss
Short term investments	1	35,970	35,111
Investments held in trust account	2	—	—
Accounts receivable - Lavoro	1	15,385	15,385
Long-term investments – KMP Growth Fund II	2	23,143	23,144
Long-term investments - Lavoro	1	94	1,065
Long-term investments - other	2	23,889	20,318
Other financial assets – Call options	3	6,749	6,372
Other financial assets – Energy trading contracts	2	162,474	164,449
Other financial assets – Total return swap	2	—	1,194

Financial liabilities

Financial liabilities at amortized cost
Asset-backed payable		69,476	68,374
Gross obligation under put option		46,249	24,577
Loans		255,120	174,868
Client funds payable		25,412	25,868
Lease liabilities		23,204	23,816
Consideration payable on acquisition		195,675	143,005
Suppliers		159,702	58,841
Other financial liabilities – total return swap

Financial liabilities at fair value through profit or loss
Other financial liabilities – Energy trading contracts	2	141,539	149,879
Contingent consideration payable on acquisition	3	36,557	41,429
Other financial liabilities – Total return swap	2	3,952	—

(b)	Financial instruments measured at fair value

The fair value measurement methodologies are classified according to hierarchical levels, as included in the Consolidated Financial Statements for the year ended December 31, 2025.

Financial instruments measured at amortized cost

As of March 31, 2026, and December 31, 2025, the recognized values of financial instruments measured at amortized cost correspond approximately to their fair values. Financial instruments are

Patria Investments Limited

Notes to the unaudited condensed consolidated interim financial statements

As of March 31, 2026, and December 31, 2025, and for the three-month periods ended March 31, 2026, and 2025

(Amounts in thousands of United States dollars - US$, except where otherwise stated)

initially recognized at the present value of the future settlement value and subsequently adjusted for the time value of money where the future expected settlement value is significantly different from the present value. Time value of money is accounted for on loans, gross obligation under put options, consideration payable on acquisitions and lease liabilities. The remainder of financial instruments are considered short-term in nature and the current recognized value approximates its’ fair value.

(c)	Risk management

The Company is exposed to the following risks arising from the use of financial instruments:

(i)	Credit risk

(ii)	Liquidity risk

(iii)	Market risk

The Company determines concentrations of risk by assessing the nature, extent, and impact of risks in its investment portfolio. This assessment considers a range of factors that are relevant to its investment strategy and objectives, including geographic concentration, industry concentration, counterparty risk, market risk, and liquidity risk.

To manage concentrations of risk, the Company uses various risk management strategies, including diversification, hedging, and monitoring of counterparty credit risk. The Company also regularly reports on its risk management activities and the effectiveness of its risk management policies and procedures to its audit committee and board of directors.

While the Company uses quantitative measures, such as percentages of its portfolio invested in particular regions or industries, to help determine concentrations of risk, it also uses its judgment and experience in assessing the overall impact of concentrations of risk on its investment portfolio and making informed investment decisions.

i.	Credit risk

Credit risk is the possibility of incurring a financial loss if a client or a counterpart in a financial instrument fails to perform its contractual obligations.

The Company  has low exposure to credit risk because its customer base consists of investors in each investment fund. These investors are required to comply with the capital calls to repay related investment fund expenses. If capital calls are not complied with, the participation of that investor is diluted among the remaining investors of the investment fund. In addition, management fees could be settled by the sale of the underlying investments kept by the investment funds. The cash and short-term investments are maintained in large banks with high credit ratings.

Furthermore, accounts receivable balances as of March 31, 2026, and December 31, 2025, are primarily management fees, performance fees of investment funds and advisory fees.

The amounts receivable and project advances as of March 31, 2026, are expected to be received as demonstrated below:

	Overdue					Due in
	Less than 90 days	91 to 180 days	181 to 270 days	271 to 360 days	Over 360 days	01 to 90 days	91 to 180 days	181 to 270 days	271 to 360 days	Over 360 days	Total
Accounts Receivable (a)	14,466	3,211	2,255	2,625	13,760	26,568	149,817	345	3,506	95,838	312,391
Project Advances	—	—	—	—	—	3,944	3,405	1,689	4,664	—	13,702
Total	14,466	3,211	2,255	2,625	13,760	30,512	153,222	2,034	8,170	95,838	326,093

Patria Investments Limited

Notes to the unaudited condensed consolidated interim financial statements

As of March 31, 2026, and December 31, 2025, and for the three-month periods ended March 31, 2026, and 2025

(Amounts in thousands of United States dollars - US$, except where otherwise stated)

(a)	Due in "Over 360 days" include:

•	The postponed balance of US$76.8 million for PBPE VI LP. (“PBPE Fund IV”) - refer to note 8(b).

•	The Lavoro asset-linked receivable of US$15.4 million - refer to note 8(c).

ii.	Liquidity Risk

Liquidity risk is the possibility that an entity will encounter difficulty in meeting obligations associated with financial liabilities that are settled by delivering cash or another financial assets which might affect the Company 's payment ability, taking into consideration the different currencies and settlement terms of its financial assets and financial liabilities.

The Company  actively manages its cash and cash equivalents and short-term investments, keeping them available for paying its obligations and reducing its exposure to liquidity risk. In addition, the Company has the option for certain financial instruments to be settled either in cash or through its own equity instruments, Class A common shares.

Expected future payments reflect undiscounted future cash outflows to settle financial liabilities as of March 31, 2026, which are shown below.

	Expected liabilities to be paid in
	01 to 60 days	61 to 120 days	121 to 180 days	181 to 360 days	Over 360 days	Total
Suppliers	159,702	—	—	—	—	159,702
Lease payments	1,083	1,083	1,083	3,216	21,578	28,043
Loans (a)	2,418	1,552	780	260,934	3,094	268,778
Consideration payable on acquisition	34,542	10,329	40,301	31,470	84,205	200,847
Contingent consideration payable on acquisition	2,185	—	—	—	24,860	27,045
Gross obligation under put option	—	—	—	—	46,614	46,614
Financial liabilities – energy trading contracts (b)	26,201	20,615	18,113	42,681	33,929	141,539
Asset-backed payable (c)	—	—	—	—	75,000	75,000
Client funds payable (d)	25,412	—	—	—	—	25,412
Total	251,543	33,579	60,277	338,301	289,280	972,980

(a)	Principal values are expected to be settled on maturity – refer to note 16 for maturity dates of loans with financial institutions.

(b)	The Company has an equivalent of US$179.5 million in energy trading financial assets which decreases the Company's liquidity risk on settlement date – refer to note 12(c) for the aging of financial assets and liabilities on energy trading.

(c)	To be settled with funds receivable from PBPE Fund IV - refer to note 8(b).

(d)	Settled with proceeds held in Client funds on deposit account - refer note 7.

iii.	Market risk

Market risk is defined as the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices. The Company is exposed to the following market risk:

•	Security price risk,

Patria Investments Limited

Notes to the unaudited condensed consolidated interim financial statements

As of March 31, 2026, and December 31, 2025, and for the three-month periods ended March 31, 2026, and 2025

(Amounts in thousands of United States dollars - US$, except where otherwise stated)

•	Commodity price risk,

•	Interest rate risk, and

•	Foreign exchange risk

The Company’s policy is to minimize its exposure to market risk.

Security price risk:

Long-term investments made by the Company represent investments in investment fund products where fair value is derived from the reported Net Asset Values (“NAV”) for each investment fund, which in turn are based upon the value of the underlying assets held within each of the investment fund products and the anticipated redemption horizon of the investment fund product. Investment fund products expose the Company to market risk and therefore this process is subject to limits consistent with the Company’s risk appetite. To manage its price risk arising from investments in securities, the Company diversifies its portfolio. Diversification of the portfolio is done in accordance with the limits set by the Company.

A 10% (December 31, 2025: 10%) increase in the price of Level 2 Long-term investments, with other variables held constant, would have increased the net profit before tax by US$ 4.7 million (December 31, 2025: US$ 4.3 million). A 10% decrease in the price will have an equal but opposite effect.

The valuation of the total return swap is linked to the fluctuation in PAX share price and a 10% increase in the share price would increase the net income before income tax by US$2.9 million. A 10% decrease in the price will have an equal but opposite impact.

Commodity price risk:

The Company trades energy contracts in Brazil as disclosed in note 12(c). Commodity price risk exists as the Company is exposed to unexpected changes in energy prices due to extraordinary events. The risk is managed by controlling exposure to price fluctuations within acceptable parameters while optimizing returns.

The Company has a net financial asset position in energy contracts of US$37.1 million - refer to note 12(c). A 10% fluctuation in current energy prices in Brazil will result in a US$1.9 million change in the Company’s net financial asset position.

Foreign exchange risk

Foreign exchange risk results from a possible change in foreign exchange rates that would affect the finance income or expenses, and the assets or liability balances of contracts indexed to a foreign currency. The Company measures its foreign exchange exposure by subtracting its non-US dollar currencies liabilities from its respective denominated assets, thus obtaining its net foreign exchange exposure and the amount affected by exchange fluctuations.

Sensitivity analysis

Interest rate risk

The Company has loans with leading financial institutions as summarized in note 16. The financial institutions charge interest at SOFR plus a fixed premium. An interest rate risk exists due to possible unexpected changes in the SOFR rate.

Patria Investments Limited

Notes to the unaudited condensed consolidated interim financial statements

As of March 31, 2026, and December 31, 2025, and for the three-month periods ended March 31, 2026, and 2025

(Amounts in thousands of United States dollars - US$, except where otherwise stated)

The sensitivity analyses have been determined based on the exposure for floating rate payable at the reporting date.

	Net risk Position*	Sensitivity to 100bps Increase	Sensitivity to 100bps decrease
Sensitivity of net profit or loss before tax	3,483	(526)	526

* The net risk position represents the interest expense for the period ended March 31, 2026

Foreign exchange risk

The sensitivity analysis is based on financial assets and financial liabilities exposed to currency fluctuations against the US dollar, as demonstrated below:

As of March 31, 2026:
	Balance in each exposure currency
	BRL(a)	HKD (b)	CLP (c)	COP (d)	GBP (e)	Other (f)	Exchange Variation impact considering 10% decline in the year end rates.
Cash and cash equivalents	5,509	992	9,965	1,684	7,194	1,427	2,677
Short term investments	20,198	—	1,094	12,075	—	—	3,337
Client funds on deposit	—	—	25,412	—	—	—	2,541
Accounts receivable	165,398	563	22,203	5,708	47,554	57	24,148
Projects Advance	4,870	—	339	436	359	—	600
Deposit/guarantee on lease agreement	19	43	1,317	29	840	—	225
Long-term investments	7,689	—	378	1,999	3,139	—	1,320
Client funds payable	—	—	(25,412)	—	—	—	(2,541)
Lease liabilities	(5,764)	—	(3,017)	(1,569)	(7,832)	—	(1,818)
Suppliers	(148,540)	(51)	333	(751)	(6,369)	(5)	(15,538)
Loans	3	—	—	(334)	—	—	(33)
Other financial assets	6,749	—	—	—	—	—	675
Other financial liabilities	(3,952)	—	—	—	—	—	(395)
Gross obligation under put option	(23,751)	—	—	—	—	—	(2,375)
Consideration payable on acquisition	(132,730)	—	—	(36,861)	(28,806)	—	(19,840)
Contingent consideration payable on acquisition	—	—	—	—	(28,843)	—	(2,884)
Net Impact							(9,901)

(a) BRL - Brazilian Real, (b) HKD - Hong Kong dollar, (c) CLP - Chilean Peso, (d) COP - Colombian Peso, (e) GBP - Pound Sterling (f) Other - Mexican Peso & Peruvian Nuevo Sol

32.	Related parties

(a)	Key management compensation

The amounts paid to directors and officers for their roles as executives for the three-month periods ended March 31, 2026, and 2025 included in “Personnel expenses” are shown below:

	Three-month periods ended March 31,
	2026	2025
Key management compensation	(2,098)	(2,306)

For the three-month period ended March 31, 2026, the Company has accrued US$ 2.5 million (three-month period ended March 31, 2025: US$ 1.3 million) as bonuses payable to key management.

Patria Investments Limited

Notes to the unaudited condensed consolidated interim financial statements

As of March 31, 2026, and December 31, 2025, and for the three-month periods ended March 31, 2026, and 2025

(Amounts in thousands of United States dollars - US$, except where otherwise stated)

Additionally, for the three-month period ended March 31, 2026, the Company accrued US$ 0.3 million (three-month period ended March 31, 2025: US$ 0.2 million) as a Strategic Bonus payable to key management as described in note 15(b) with US$ 1.1 million payable as of March 31, 2026 (December 31, 2025: US$ 1.6 million). The accruals for key management and strategic bonuses provided for are included in "Personnel expenses".

(b)	Deferred consideration

As described in note 21.b(c), deferred consideration is payable to the management of CSHG and GPMS. The deferred consideration payable to Moneda management was finalized and paid for by issuing 2,423,546 Class A common shares on January 31, 2025.

(c)	Long-term investments

The Company purchased shares on behalf of PBPE General Partner V, Ltd.’s investment fund Private Equity Fund V (PE V) in Lavoro Agro Limited (“Lavoro”) for approximately US$8.2 million. Lavoro was a private equity investment of PE V prior to going public and entering into a business combination (closed February 28, 2023) with an independent SPAC entity, formerly known as TPB Acquisition Corporation I.

(d)	Carried interest allocation

As described in note 23(a), up to 35% of the performance fee receivable from certain of the Company’s investment funds are payable to the Company’s employees.

(e)	Share based incentive plan

As described in note 29(d), the Company has share based incentive plans to provide long-term incentives to certain employees, directors, and other eligible participants in exchange for their services.

(f)	Lease commitments

Note 21(a) details lease payments made for various office premises and include the following leases with related parties

i.	Moneda has a related party entity that was excluded from the Moneda acquisition. As a result, a lease contract was entered into by MAM I and MCB in 2021 and MAGF in 2022 with their related party entity Moneda III SpA (beneficially owned by Moneda’s former partners).

ii.	PLATAM leases office space in Brazil from Gestão e Transformação Infraestrutura, a service provider to portfolio companies managed by the Company.

iii.	Patria Asset Management leases its office space in Medelin, Colombia, from Fondo Inmobiliario Colombia, a fund managed by the Company.

The impact of the above-mentioned leases on the condensed consolidated statement of financial position and condensed consolidated statement of profit or loss were as follows:

Patria Investments Limited

Notes to the unaudited condensed consolidated interim financial statements

As of March 31, 2026, and December 31, 2025, and for the three-month periods ended March 31, 2026, and 2025

(Amounts in thousands of United States dollars - US$, except where otherwise stated)

Condensed Consolidated Statement of Financial Position

Related party lease – Santiago	March 31, 2026	December 31, 2025
Lease liabilities (current)	563	574
Lease liabilities (non-current)	1,430	1,610

Related party lease - Gestão e Transformação Infraestrutura	March 31, 2026	December 31, 2025
Lease liabilities (current)	326	300
Lease liabilities (non-current)	899	934

Related party lease - Fondo Inmobiliario Colombia	March 31, 2026	December 31, 2025
Lease liabilities (current)	71	67
Lease liabilities (non-current)	867	809

Condensed Consolidated Statement of Profit & Loss

Related party lease – Santiago	March 31, 2026	March 31, 2025
Principal paid	145	127
Depreciation of right-of-use assets	145	208
Interest incurred on lease liabilities	12	23

Related party lease - Gestão e Transformação Infraestrutura	March 31, 2026	March 31, 2025
Principal paid	126	121
Depreciation of right-of-use assets	86	93
Interest incurred on lease liabilities	39	56

Related party lease - Fondo Inmobiliario Colombia	March 31, 2026	March 31, 2025
Principal paid	45	38
Depreciation of right-of-use assets	26	22
Interest incurred on lease liabilities	29	26

(g)	Tria option arrangements

Four directors of Tria hold a 41,18% interest in Tria. The option arrangements provide the Company with the option to acquire the remaining 41.18% interest in Tria from these individuals – refer to note 21(d)(iii).

(h)	Igah option arrangements

Three directors of PILTDA hold a 57.08% share in Igah GP IV. The option arrangements provide the Company with the option to acquire the remaining 57.08% share in the company from these individuals – refer to note 21(c)(i).

33.	Events after the reporting period

(a)	Acquisition – Solis Investimentos in Brazil

During the period from April 1 to June 30, 2026, the Company recognized a purchase price adjustment related to the business combination with Solis Investimentos in the amount of US$2.2 million payable, resulting in total consideration payable of US$44.8 million. As of the date of issuance of these consolidated interim financial statements, the Company paid 72% of the total consideration, with the remaining balance payable between the second half of 2026 and 2029.

Patria Investments Limited

Notes to the unaudited condensed consolidated interim financial statements

As of March 31, 2026, and December 31, 2025, and for the three-month periods ended March 31, 2026, and 2025

(Amounts in thousands of United States dollars - US$, except where otherwise stated)

(b)	Acquisition – RBR Gestão de Recursos in Brazil

During the period from April 1 to June 30, 2026, the Company recognized a purchase price adjustment related to the business combination with RBR Gestão de Recursos in the amount of US$0.1 million receivable, resulting in a total consideration payable of US$92.1 million. As of the date of issuance of these consolidated interim financial statements, the Company had paid 26% of the total consideration, with the remaining balance payable between the second half of 2026 and 2029.

(c)	Acquisition – WP Global Partners in the United States of America

On February 2, 2026, the Company entered into an agreement to acquire 100% interest in WP Global Partners LLC, a US based private equity solutions manager focused on the lower-middle market. The acquisition aims to strengthen the Company's local presence and investment capacity in North America and supports increasing global investor demand for middle-market private equity exposure.

On April 1, 2026, the Company completed the execution of the agreement and entered into a business combination with WP Global Partners, for a total consideration of US$30 million plus earn out conditioned to certain revenues increase thresholds up to US$50 million. The Company settled a total US$15.0 million of the consideration during April 2026 with the remainder of the cash consideration to be settled between 2027 and 2029.

(d)	Consideration payable from acquisitions

The Company settled the following consideration payable from acquisitions post period-end up until the date of issuance of these consolidated interim financial statements:

•	On April 7, 2026, the Company paid US$2.2 million in cash settling the current portion of BlueMacaw contingent consideration - refer to note 21.b(b)(iii).

•	On April 24, 2026, the Company paid US$29.5 million in cash settling the consideration payable for the carve-out acquisition in Aberdeen - refer to note 21.b(b)(ii).

•	On April 23, 2026, the Company issued 158,309 Class A common shares of the Company (approximately US$ 2 million net of taxes) that settled the deferred consideration payable comprised of retention bonuses to management and employees of CSHG as part settlement of consideration payable - refer to Note 21(c)(i) for further details.

•	On June 30, 2026, the Company paid US$ 5.2 million in cash settling the current portion of Genial Investimentos’ Funds in Brazil contingent consideration - refer to note 21.b(a)(i).

•	On July 1, 2026, the Company paid US$5.5 million in cash settling the current portion of Vectis Gestão in Brazil contingent consideration - refer to note 21.b(a)(ii).

(e)	Issuance of Senior Notes by Patria Finance Limited

On May 6, 2026, Patria Finance Limited, a subsidiary of the Company (together with the Company, the "Company"), priced a private placement of senior notes in an aggregate principal amount of US$350.0 million (the "Notes"), issued in three tranches fixed-rate and long-term debt with maturities ranging from 5-10 years and coupons from 6.0%-to-6.6%:

#	Tranche	Principal Amount	Coupon	Final Maturity
1	5-year Notes	US$ 50.0 million	6.02%	May 6, 2031
2	7-year Notes	US$ 100.0 million	6.30%	May 6, 2033
3	10-year Notes	US$ 200.0 million	6.60%	May 6, 2036

Patria Investments Limited

Notes to the unaudited condensed consolidated interim financial statements

As of March 31, 2026, and December 31, 2025, and for the three-month periods ended March 31, 2026, and 2025

(Amounts in thousands of United States dollars - US$, except where otherwise stated)

The Notes were issued at par to a Company of institutional investors pursuant to a private placement exempt from registration under the U.S. Securities Act of 1933, as amended, documented under a Note Purchase Agreement. Interest is payable semi-annually in arrears on May 6 and November 6 of each year, beginning on November 6, 2026. The Notes are subject to a make-whole call provision (Treasury rate plus 50 basis points) and to customary affirmative and negative covenants, including certain financial maintenance covenants applicable to the Company.

(f)	Share Repurchases

Subsequent to the Reporting Date, the Company continued the execution of its existing share repurchase program with respect to its Class A common shares, through two complementary mechanisms:

• Total Return Swap arrangement

In addition, on March 26, 2026, the Company entered into a Master Confirmation in respect of the Company's Class A common shares, documented under an ISDA 2002 Master Agreement executed in March 11, 2026. The initial implementation of this Total Return Swap program, authorizing a hedge position of up to approximately 1.5 million shares, was completed during the second quarter of 2026. As of the date of this evaluation, approximately 840 thousand shares had been acquired by the Dealer pursuant to this arrangement, representing a partial utilization of the total program.

The Transaction is structured as a total-return equity swap, whereby the Company, as Fixed Amount Payer, pays a fixed rate on the Equity Notional Amount, and the Dealer, as Equity Amount Payer, passes through to the Company the total economic return (including price appreciation/depreciation and dividends) on the underlying shares. The Transaction is physically settled in Class A common shares at the Termination Date (April 7, 2027, subject to business day adjustment), with an option for either party to elect full or partial early unwind (an "Elective Termination") within 60 days following the Effective Date.

(g)	Issuance of Class A common shares

During the period from April 1 to June 30, 2026, the Company issued a total of 1,136,234 Class A common shares. Of this amount, 158,309 Class A common shares were issued in settlement of the consideration payable from acquisitions related to CSHG, and the remaining 977,925 Class A common shares were issued in the ordinary course of business under the Patria Investments Limited Long-Term Incentive Plan (“LTIP”) for management and employees of Company and these issuances under the LTIP are consistent with the Company's Registration Statement on Form S-8 filed with the U.S. Securities and Exchange Commission on February 27, 2026.

(h)	Dividends

Patria declared a quarterly dividend of $0.1625 per share to record holders of common stock at the close of business on May 18th, 2026 and paid on June 11th, 2026.

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Stela de Aguiar Cerqueira

Company Chief Accounting Officer

Raphael Denadai

Company Chief Financial Officer

Alexandre T. A. Saigh

Company Chief Executive Officer